UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HERON LAKE BIOENERGY, LLC

(Name of Issuer)

Class A units

(Title of Class of Securities)

None

(CUSIP Number)

Leonard, Street and Deinard, P.A.

Attn: Thomas A. Jensen, Esq.

150 South Fifth Street, Suite 2300

Minneapolis, MN 55402

612-335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box : ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.: None

1	Name of Reporting Persons Roland J. (Ron) Fagen I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,902,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,902,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,902,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 21.8%

14	Type of Reporting Person IN

CUSIP No.: None

1	Name of Reporting Persons Diane K. Fagen I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,902,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,902,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,902,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 21.8%

14	Type of Reporting Person IN

CUSIP No.: None

1	Name of Reporting Persons Project Viking, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 25-1922419

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,902,500

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,902,500

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,902,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 21.8%

14	Type of Reporting Person OO (LLC)

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Class A units (the “Units”) of Heron Lake BioEnergy, LLC, a Minnesota limited liability company (the “Issuer”).  The principal executive offices of the Issuer are located at 91246 390th Avenue, Heron Lake, Minnesota 56137-3175.

Item 2.	Identity and Background.

This Statement is being filed by Roland J. (Ron) Fagen (“Mr. Fagen”), his wife, Diane K. Fagen (“Mrs. Fagen”), and Project Viking, LLC, a Minnesota limited liability company (each a “Reporting Person” and collectively, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 21, 2008, a copy of which is attached hereto as Exhibit A.

The business address of Mr. Fagen and Mrs. Fagen is 501 West Highway 212, Granite Falls, Minnesota 56241.  Mr. Fagen and Mrs. Fagen are citizens of the United States.  Mr. Fagen’s present principal occupation is President and CEO of Fagen, Inc., and Mrs. Fagen’s present principal occupation is Director of Human Resources of Fagen, Inc.  Fagen, Inc. is a design-build contractor specializing in heavy industrial engineering and construction.  The address of Fagen, Inc. is 501 West Highway 212, Granite Falls, Minnesota 56241.

The principal business of Project Viking, LLC is to hold the Units for investment purposes.  The address of the principal office of Project Viking, LLC is 501 West Highway 212, Granite Falls, Minnesota 56241.  Mr. Fagen and Mrs. Fagen each hold 50% of the voting membership interests of Project Viking, LLC.  All executive offices and directorships of Project Viking, LLC are held by either Mr. Fagen or Mrs. Fagen.  Mr. Fagen and Mrs. Fagen are the only persons controlling Project Viking, LLC.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 5, 2005, the Issuer issued 2,152,500 Units at a price of $4.1 million (or approximately $1.90 per Unit) to Project Viking, LLC. This purchase was funded out of the working capital of Project Viking, LLC.

On December 26, 2006, the Issuer issued 3,750,000 Class B units at a price of $2.00 per unit, or $7.5 million, to Project Viking, LLC.  This purchase was funded out of the working capital of Project Viking, LLC.  On May 16, 2007, these Class B units were exchanged for an equal number of Units pursuant to the Issuer’s articles of organization and member control agreement (as amended through such date) and with the approval of the Issuer’s board of governors.

No part of the purchase price for the Units deemed to be beneficially owned by the Reporting Persons was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the securities.

Item 4.	Purpose of Transaction.

The Units deemed to be beneficially owned by Mr. Fagen and Mrs. Fagen are held for investment purposes.

Except as otherwise set forth herein, as of the date of this Statement, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

A Reporting Person may, subject to the provisions and restrictions of the Issuer’s Member Control Agreement, as amended through the date of this Statement (the “Member Control Agreement”) and market and general economic conditions and other factors, acquire additional Units or other securities of the Issuer or sell or otherwise dispose of all or a portion of the Units or other securities of the Issuer now owned or hereafter acquired by such Reporting Person.

The Reporting Persons may also take any other action with respect to the Issuer, its Units, or its other securities in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.
(a) As of the date hereof, the Reporting Persons beneficially own the following Units.

	Aggregate Number	Percentage
Mr. Fagen	5,902,500	21.8%
Mrs. Fagen	5,902,500	21.8%
Project Viking, LLC	5,902,500	21.8%

(b)                                Project Viking, LLC has the sole power to vote, direct the vote, dispose or direct the disposition of the 5,902,500 Units beneficially owned by Project Viking, LLC.

As a holder of 50% of the membership interests in Project Viking, LLC, Mr. Fagen does not have the sole power to vote, direct the vote, dispose or direct the disposition of any of the 5,902,500 Units beneficially owned by Mr. Fagen.  Mr. Fagen shares with Mrs. Fagen the power to vote, direct the vote, dispose or direct the disposition of these Units.

As a holder of 50% of the membership interests in Project Viking, LLC, Mrs. Fagen does not have the sole power to vote, direct the vote, dispose or direct the disposition of any of the 5,902,500 Units beneficially owned by Mrs. Fagen.  Mrs. Fagen shares with Mr. Fagen the power to vote, direct the vote, dispose or direct the disposition of these Units.

(c)                                 None.

(d) None. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Attached as Exhibit B hereto is the Member Control Agreement.  The Member Control Agreement includes provisions that restrict the transfer of securities of the Issuer.  Any transfer of Units must comply with the terms of the Member Control Agreement, which requires the prior approval of the board of governors of the Issuer for any such transfer.  In addition, the board of governors of the Issuer may also adopt, pursuant to Section 10.2 of the Member Control Agreement, a unit transfer policy to implement the transfer-related provisions of the Member Control Agreement.  The board of governors of the Issuer has adopted the following transfer policy: no sales of units of the Issuer will be allowed until thirty (30) days after the Issuer’s ethanol plant has met performance guarantees following completion of construction, provided that transfers of units upon death or without consideration to the Member’s related parties which are made in accordance with the Member Control Agreement and approved by the board of governors of the Issuer are excepted from such transfer restriction.

Attached as Exhibit C hereto is the Personal Guaranty, dated October 1, 2007, by Mr. Fagen in favor of AgStar Financial Services, PCA (“AgStar”).  Mr. Fagen is a guarantor, up to a maximum of $3,740,000, of certain of the Issuer’s obligations to AgStar arising out of certain credit agreements between the Issuer and AgStar. Mr. Fagen did not, and has not, received any direct consideration from the Issuer in connection with this personal guaranty.

The descriptions of the transactions and agreements set forth in this Item 6 are qualified in their entirety by reference to the complete agreements or instruments governing such matters, each of which is incorporated by reference and attached to this Statement as an exhibit pursuant to Item 7.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing  Agreement,  dated as of October 21, 2008, by and among the Reporting Persons

Exhibit B:  Member Control Agreement of the Issuer, as amended through the date of this Statement

Exhibit C: Personal Guaranty, dated October 1, 2007, by Mr. Fagen in favor of AgStar Financial Services, PCA

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 21, 2008

/s/ Roland J. (Ron) Fagen
Roland J. (Ron) Fagen

/s/ Diane K. Fagen
Diane K. Fagen

PROJECT VIKING, LLC

By:	/s/ Roland J. (Ron) Fagen

Its:	Chief Manager

EXHIBIT A

JOINT FILING AGREEMENT

Each of the persons named below agrees to the joint filing of a statement on Schedule 13D (including amendments thereto) with respect to the Class A units of Heron Lake BioEnergy, LLC, and further agrees that this Joint Filing Agreement be included as an exhibit to such filing; provided, however, that no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned has duly executed this Joint Filing Agreement as of this 21st day of October, 2008.

/s/ Roland J. (Ron) Fagen
Roland J. (Ron) Fagen

/s/ Diane K. Fagen
Diane K. Fagen

PROJECT VIKING, LLC

By:	/s/ Roland J. (Ron) Fagen

Its:	Chief Manager

A-1

EXHIBIT B

HERON LAKE BIOENERGY, LLC

A Minnesota Limited Liability Company

MEMBER CONTROL AGREEMENT

(Contains Restrictions On

Transfer Of Interests)

MEMBER CONTROL AGREEMENT

OF

HERON LAKE BIOENERGY, LLC

ii

iii

MEMBER CONTROL AGREEMENT

OF

HERON LAKE BIOENERGY, LLC

THIS MEMBER CONTROL AGREEMENT is hereby adopted and entered into effective as of the Effective Date (as defined below), by the Members (as defined below), pursuant to the provisions of the Act (as defined below), on the terms and conditions set forth herein.

SECTION 1

THE LIMITED LIABILITY COMPANY

1.1                               Formation and Agreement.

The Members have caused the Company to be formed as a Minnesota limited liability company pursuant to the provisions of the Act. The Members hereby agree that this Agreement constitutes the “member control agreement” within the meaning of Section 322B.37 of the Act.  To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provisions, this Agreement, to the extent permitted by the Act, shall control.

1.2                               Name.

The name of the Company shall be Heron Lake BioEnergy, LLC, and all business of the Company shall be conducted in such name. The name of the Company may be changed from time to time in accordance with the Act.

1.3                               Purpose; Powers.

(a)                                  The business and purpose of the Company is (i) to engage in the development, financing, investment into, construction, ownership and operation of bio-energy facilities including ethanol production facilities, (ii) to pool, handle, deal, market, manufacture, process, or otherwise change the form or marketability of products of its Members and others, including crops, livestock, and other agricultural products, (iii) to conduct any business and investment activity in which a limited liability company organized under the Act may lawfully be engaged, and (iv) to perform and conduct any and all activities necessary, related or incidental to the foregoing.

(b)                                 The Company shall possess and may exercise all the powers and privileges granted to the Company by the Act or by any other law, subject to any limitations provided in the Articles or in this Agreement.

1.4                               Principal Place of Business.

The principal place of business of the Company shall be as set forth in the Articles, or at such other place(s) within or without the State of Minnesota as the Board may determine.

1.5                               Term.

The term of the Company began on the date the Articles were originally filed with the Secretary of State of the State of Minnesota, and shall continue until the winding up and liquidation of the Company and its business is completed following a Dissolution Event as provided in Section 12 hereof.

1.6                               Filings; Agent for Service of Process.

(a)                                  The Company’s organizer has caused the Articles to be filed with the Secretary of State of the State of Minnesota, in accordance with the provisions of the Act. The Company shall take any and all other actions reasonably necessary to perfect and maintain the status of the Company as a limited liability company under the laws of the State of Minnesota.  The Board shall cause amendments to the Articles to be filed whenever required by the Act.

(b)                                 The Board shall cause the Company to make such filings and take any and all other actions as may be reasonably necessary to perfect and maintain the status of the Company as a limited liability company or similar type of entity under the laws of any other jurisdictions in which the Company engages in business.

(c)                                  The name and address of the agent for service of process on the Company resident in the State of Minnesota shall be as set forth in the Articles or any successor as appointed by the Board, and the Board is hereby authorized to change the Company’s registered office or resident agent, or both, from time to time without Member vote or approval.

(d)                                 In connection with the dissolution and completion of the winding up of the Company, the Board shall cause to be executed and filed a notice of dissolution and articles of termination whenever required by the Act, and make similar filings under the laws of any other jurisdictions in which the Board deems such filings necessary or advisable.

1.7                               Title to Property.

All Property owned by the Company shall be owned by the Company as an entity and no Unit Holder or Governor shall have any ownership interest in such Property in its individual name.  Each Unit Holder’s interest in the Company shall be personal property for all purposes.  The Company shall hold title to all of its Property in the name of the Company and not in the name of any Unit Holder or Governor.

1.8                               Payments of Individual Obligations.

The Company’s credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be Transferred or encumbered for, or in payment of, any individual obligation of any Unit Holder or Governor.

1.9                               Independent Activities.

(a)                                  Each Governor shall be required to devote only such time to the affairs of the Company as may be necessary to manage the business and affairs of the Company in accordance with Section 5 hereof, and shall be free to serve any other Person or enterprise in any capacity that the Governor may deem appropriate in his or her discretion.

(b)                                 Neither this Agreement nor any activity undertaken pursuant hereto shall (i) prevent any Unit Holder, Governor or its Affiliates, acting on their own behalf, from engaging in whatever activities they choose, whether the same are competitive with the Company or otherwise, and any such activities may be undertaken without having or incurring any obligation to offer any interest in such activities to the Company or any other Unit Holder or Governor, or (ii) require any Unit Holder or Governor to permit the Company or any other Unit Holder or Governor or its Affiliates to participate in any such activities, and as a material part of the consideration for the execution of this Agreement by each Member, each Member hereby waives, relinquishes, and renounces any such right or claim of participation.

1.10                        Member Authority.

Each Member represents and warrants to the Company and to the other Members that:

(a)                                  the Member, if not an individual, is duly organized, validly existing and in good standing under the laws of its state of organization and is duly qualified and in good standing as a foreign organization in the jurisdiction of its principal place of business if not organized therein;

(b)                                 the Member, if not an individual, has full corporate, limited liability company, partnership, trust or other applicable power and authority to execute and agree to this Agreement and to perform its obligations hereunder and all necessary actions by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries, or other Persons necessary or appropriate for the due authorization, execution, delivery and performance of this Agreement by that Member have been taken;

(c)                                  the Member has duly executed and delivered this Agreement; and

(d)                                 the Member’s authorization, execution, delivery and performance of this Agreement does not conflict with any other agreement or arrangement to which that Member is a party or by which it is bound.

1.11                        Access to and Confidentiality of Information.

(a)                                  In addition to the other rights specifically set forth in this Agreement, each Member is entitled to all information to which the Member is entitled to have access pursuant to the Act under the circumstances and subject to the conditions therein stated, which conditions include but are not limited to such reasonable standards governing what information and documents are to be furnished at what time and location and at whose expense as may be set forth herein or otherwise established by the Board.  However, without limiting the foregoing, the Members agree that the Board may from time to time determine, due to contractual obligations, business concerns or other considerations, that certain Confidential Information should be kept confidential and not provided to some or all of the Members or that it is not just or reasonable for some or all of the Members or their assignees or representatives to examine or copy any such information.

(b)                                 Each Member acknowledges that from time to time the Member may receive Confidential Information from or regarding the Company, the release of which may be damaging to the Company or Persons with whom it does business.  Each Member agrees to hold in strict confidence any Confidential Information it receives regarding the Company that is identified as being confidential (and if such information is provided in writing, is so marked) and may not disclose such information to any Person, except for disclosures (i) to another Member having the right to such information, (ii) compelled by law, provided the Member must promptly notify an officer of the Board of any request or demand for such information, to the extent reasonably possible, (iii) to advisors or representatives of the Member, or to Persons (and their advisors or representatives) seeking to acquire all or any portion of the Member’s Interest through a Transfer in accordance with this Agreement, but only if in each case such Person has agreed to be bound by the provisions of this Section 1.11(b), or (iv) of information that the Member has also received from a source independent of the Company that the Member reasonably believes has the legal right to disclose such information to the Member.  Each Member acknowledges that a breach of the provisions of this Section 1.11(b) may cause the Company irreparable harm and injury for which monetary damages are inadequate or difficult to calculate or both.  Accordingly, each Member specifically agrees that the Company shall be entitled to injunctive relief to enforce the provisions of this Section 1.11(b), that such relief may be granted without the necessity of proving actual damages, and that such injunctive or equitable relief shall be in addition to, not in lieu of, the right to recover monetary damages for any breach of this Section 1.11(b) by the Member.  The obligations referred to in this Section 1.11(b) shall survive the termination of a Member’s membership in the Company.

1.12                        Limited Liability.

Except as otherwise expressly agreed to under a separate written agreement, the debts, liabilities and obligations of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member, Unit Holder or Governor of the Company shall be personally liable for the acts, debts, obligations or liabilities of the Company merely on account of that status.  The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing liability on the Members, Unit Holders or Governors for any debt, obligation or liability of the Company.

1.13                      Definitions.

Capitalized words and phrases used in this Agreement have the following meanings:

“2004 Offering” means the Company’s offering of Class A Units pursuant to the Registration Statement dated September 17, 2004.

“Act” means the Minnesota Limited Liability Company Act as set forth in Chapter 322B of the Minnesota Statutes Annotated (commencing with Section 322B.01), as amended from time to time (or any corresponding provision or provisions of any succeeding law).

“Adjusted Capital Account Deficit” means, with respect to any Unit Holder, the deficit balance, if any, in such Unit Holder’s Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i)                                     Credit to such Capital Account any amounts which such Unit Holder is deemed to be obligated to restore pursuant to the next to the last sentences in Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

(ii)                                  Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

“Affiliate” means, with respect to another Person, any of the following:  (i) any Person directly or indirectly owning, controlling, or holding with power to vote ten percent or more of the outstanding voting securities of such other Person, (ii) any Person ten percent or more of whose outstanding securities are directly or indirectly owned, controlled, or held, with power to vote, by such other Person, (iii) any Person directly or indirectly controlling, controlled by or under common control with such other Person, (iv) any executive officer, director, manager, governor, trustee or partner of such other Person, or (v) any legal entity on which such person acts as an executive officer, director, manager, governor, trustee or partner.  For purposes of this definition, the terms “controlling,” “controlled by” or “under common control with” mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person or entity, whether through the ownership of voting securities, by contract or otherwise, or the power to elect at least 50% of the board of directors or managers or governors, or persons exercising similar authority with respect to such Person or entities.

“Agreement” means this Member Control Agreement, as amended, modified, supplemented or restated from time to time. Words such as “herein,” “hereinafter,” “hereof,” “hereto” and “hereunder” refer to this Agreement as a whole, unless the context otherwise requires.

“Articles” means the Articles of Organization filed with the Secretary of State of the State of Minnesota pursuant to the Act for the purpose of forming the Company, as amended, modified, supplemented or restated from time to time.

“Assignee” means a transferee of Units who is not admitted as a Member pursuant to Section 10.6 hereof.

“Board” means collectively the persons who are named as Governors of the Company in or designated or elected as Governors pursuant to this Agreement. “Governor” or “Governors” means any such person or persons.

“Capital Account” means the capital account maintained for each Unit Holder in accordance with Section 2.4 hereof.

“Capital Contributions” means, with respect to any Unit Holder, the amount of cash, property, services rendered or a promissory note or other obligation to contribute cash or property or to perform services contributed to the Company with respect to the Units in the Company held or purchased by such Unit Holder.

“CEO” means the Chief Executive Officer/General Manager of the Company, including any interim CEO, as appointed by the Board.

“Class A Units” means all Units that are designated as such pursuant to Section 2.2 hereof.

“Class B Units” means all Units that are designated as such pursuant to Section 2.2 hereof.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

“Company” means the limited liability company formed pursuant to the filing of the with the Secretary of State of the State of Minnesota and the limited liability company continuing the business of this Company in the event of dissolution of the Company as herein provided.

“Company Minimum Gain” has the meaning given the term “partnership minimum gain” in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

“Confidential Information” means any information or compilation of information possessed by the Company that derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means, including but not limited to: (a) any information not generally known or readily ascertainable in the industry of the Company, regarding the Company’s products, pricing of products, research, marketing, business systems, and processing techniques etc.; (b) financial information concerning the Company and customers of the Company, including but not limited to, customer lists, information concerning accounts receivable of the customers of the Company; (c) quantity and types of products purchased by the Company and customers of the Company; and (d) any information that the Company may from time to time designate as “Confidential” which is not generally known in the Company’s industry.

“Debt” means (i) any indebtedness for borrowed money or the deferred purchase price of property as evidenced by a note, bonds, or other instruments, (ii) obligations as lessee under capital leases, (iii) obligations secured by any mortgage, pledge, security interest, encumbrance, lien or charge of any kind existing on any asset owned or held by the Company whether or not the Company has assumed or become liable for the obligations secured thereby, (iv) any obligation under any interest rate swap agreement, (v) accounts payable, and (vi) obligations under direct or indirect guarantees of (including obligations (contingent or otherwise) to assure a creditor against loss in respect of) indebtedness or obligations of the kinds referred to in clauses (i), (ii), (iii), (iv) and (v) above; provided that Debt shall not include obligations in respect of any accounts payable that are incurred in the ordinary course of the Company’s business and are not delinquent or are being contested in good faith by appropriate proceedings.

“Depreciation” means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board.

“Dissolution Event” has the meaning set forth in Section 12.1 hereof.

“Effective Date” means the date that the Company first issues Units in connection with its closing on all or a portion of subscription agreements received and accepted in accordance with the terms of the 2004 Offering or September 23, 2004, whichever occurs first.

“Financial Closing” means when the Board determines, in its sole discretion, that the Company has closed on the debt and equity financing necessary to construct the Company’s proposed ethanol plant and provide working capital at plant start-up.

“Fiscal Quarter” means, subject to a change in Fiscal Year pursuant to Section 8.1(b), (i) the period commencing with the formation of the Company and ending on July 31, 2003, (ii) any subsequent three-month period commencing on each August 1, November 1, February 1 and May 1 and ending on the last date before the next such date, and (iii) the period commencing on the immediately preceding August 1, November 1, February 1 and May 1 as the case may be, and ending on the date on which all Property is distributed to the Unit Holders pursuant to Section 12 hereof.

“Fiscal Year” means, subject to a change in Fiscal Year pursuant to Section 8.1(b), (i) the period commencing with the formation of the Company and ending on October 31, 2003, (ii) any subsequent twelve-month period commencing on November 1 and ending on October 31, and

(iii) the period commencing on the immediately preceding November 1 and ending on the date on which all Property is distributed to the Unit Holders pursuant to Section 12 hereof or, if the context requires, any portion of a Fiscal Year for which an allocation of Profits or Losses or a distribution is to be made.

“GAAP” means generally accepted accounting principles in effect in the United States of America from time to time.

“Gross Asset Value” means with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:

(i)                                     The initial Gross Asset Value of any asset contributed by a Unit Holder to the Company shall be the gross fair market value of such asset, as determined by the Board;

(ii)                                  The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values (taking Code Section 7701(g) into account) as determined by the Board as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Unit Holder in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Unit Holder of more than a de minimis amount of Company property as consideration for an interest in the Company; (C) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); and (D) such other times as the Regulations may permit; provided that an adjustment described in clauses (A), (B) or (D) of this subparagraph shall be made only if the Board determines that such adjustment is necessary to reflect the relative economic interests of the Unit Holders in the Company.

(iii)                               The Gross Asset Value of any item of Company assets distributed to any Unit Holder shall be adjusted to equal the gross fair market value (taking Code Section 7701(g) into account) of such asset on the date of distribution as determined by the Board; and

(iv)                              The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and subparagraph (vi) of the definition of “Profits” and “Losses” or Section 3.3(g) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (iv) to the extent that an adjustment pursuant to subparagraph (ii) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (ii) or (iv), such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

“Interest” means, collectively, a Unit Holder’s share of the “Profits” and “Losses” of the Company, a Unit Holder’s right to receive distributions of the Company’s assets, and, with respect to a Member, any right of the Member to vote on or participate in the management of the Company and to information concerning the business and affairs of the Company as provided for in this Agreement. An Interest is quantified by the unit of measurement referred to herein as a “Unit” (as defined below).

“Issuance Items” has the meaning set forth in Section 3.3(h) hereof.

“Liquidation Period” has the meaning set forth in Section 12.7 hereof.

“Liquidator” has the meaning set forth in Section 12.9(a) hereof.

“Losses” has the meaning set forth in the definition of “Profits” and “Losses.”

“Majority in Interest” of the Members or any class(es) or series thereof means Members holding more than fifty percent (50%) of the Units then held by all Members, or of the Units of the specified class(es) or series of Units then held by all Members.

“Member” means any Person who is described in and meets the membership requirements established in Sections 6.1 and 6.2(a) hereof and who has not ceased to be a Member pursuant to the terms of this Agreement. “Members” means all such Persons.

“Net Cash Flow” means the gross cash proceeds of the Company less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, obligations and liabilities, capital improvements, replacements, and contingencies, all as reasonably determined by the Board. “Net Cash Flow” shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves previously established.

“Nonrecourse Deductions” has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

“Nonrecourse Liability” has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

“Permitted Transfer” has the meaning set forth in Section 10.2 hereof.

“Person” means any individual, partnership (whether general or limited), limited liability company, corporation, trust, estate, association, nominee or other entity.

“Profits” and “Losses” mean, for each Fiscal Year, an amount equal to the Company’s taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(i)                                     Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition of “Profits” and “Losses” shall be added to such taxable income or loss;

(ii)                                  Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition of “Profits” and “Losses” shall be subtracted from such taxable income or loss;

(iii)                               In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraphs (ii) or (iii) of the definition of Gross Asset Value, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses;

(iv)                              Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Gross Asset Value;

(v)                                 In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year, computed in accordance with the definition of Depreciation;

(vi)                              To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required, pursuant to Regulations Section 1.704-(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Unit Holder’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(vii)                           Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 3.3 and Section 3.4 hereof shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 3.3 and Section 3.4 hereof shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (vi) above.

“Property” means all real and personal property acquired by the Company, including cash, and any improvements thereto, and shall include both tangible and intangible property.

“Regulations” means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations are amended from time to time.

“Regulatory Allocations” has the meaning set forth in Section 3.4 hereof.

“Securities Act” means the Securities Act of 1933, as amended.

“Syndication Expenses” means all expenditures classified as syndication expenses pursuant to Section 1.709-2(b) of the Regulations.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company, association or other entity in which such Person owns, directly or indirectly, fifty percent (50%) or more of the outstanding equity securities or interests, the holders of which are generally entitled to vote for the election of the governing body of such entity.

“Transfer” means, as a noun, any voluntary or involuntary transfer, sale, pledge or hypothecation or other disposition, whether by operation of law (e.g., pursuant to a merger) or otherwise, and, as a verb, voluntarily or involuntarily to transfer, sell, pledge or hypothecate or otherwise dispose of.

“Unit” means the unit of measurement into which an Interest is divided for purposes of those provisions of this Agreement that require quantification of the rights, preferences and obligations represented by an Interest, as authorized and designated in Section 2.2 and issued pursuant to Section 2.3 hereof.

“Unit Holder” means a Person who owns Units, regardless of whether such Person is a Member. “Unit Holders” means all Unit Holders. Unit Holders may be designated with respect to specific types or classes of Units held.

“Unit Holder Nonrecourse Debt” has the same meaning as the term “partner nonrecourse debt” in Section 1.704-2(b)(4) of the Regulations.

“Unit Holder Nonrecourse Debt Minimum Gain” means an amount, with respect to each Unit Holder Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Unit Holder Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

“Unit Holder Nonrecourse Deductions” has the same meaning as the term “partner nonrecourse deductions” in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

SECTION 2

CAPITAL AND INTERESTS

2.1                               Members.

The Members of the Company are those Persons described in Sections 6.1 and 6.2(a) hereof, who have not ceased to be Members.

2.2                               Authorized Capital Units; Designation of Class A and Class B Units.

(a)                                  The Company is authorized to issue 50,000,000 Units.

(b)                                 Of the total number of authorized Units, 25,000,000 Units are hereby designated as Class A Units and 15,000,000 Units are hereby designated Class B Units. The authorized Units that are not designated herein as Class A or Class B Units may be designated as Class A Units or Class B Units by resolution of the Board, provided that a statement setting forth the name of the Company and the text of the resolution and certifying the adoption of the resolution and the date of adoption shall be filed with the Secretary of State of the State of Minnesota before the acceptance of any Capital Contributions with respect to such Units. The resolution is effective when the statement has been filed with the Secretary of State. A statement filed with the Secretary of State in accordance with this Section 2.2(b) shall not be considered an amendment of the Articles for purposes of Minnesota Statutes, Sections 322B.155 and 322B.383.

(c)                                  The rights of Class A and Class B Units are established herein.

2.3                               Capital Contributions; Issuance of Units.

(a)                                  No Member shall be obligated to make any additional Capital Contributions to the Company or to pay any assessment to the Company, other than the unpaid portion of such Member’s written agreement to make Capital Contributions, and no Units shall be subject to any mandatory assessment, requests or demands for capital.

(b)                                 Additional Units may only be issued in consideration of Capital Contributions. The Board may accept Capital Contributions from Members or persons seeking to become Members, may authorize the Company to enter into a written subscription agreement with such Member or persons seeking to become Members to make Capital Contributions for the purchase of Units, and may cause the Company to issue additional Units to such persons in consideration of Capital Contributions to the Company. Capital Contributions and the issuance of additional Units shall be made at such times and upon such terms and conditions as the Board and the person acquiring the Units may agree.

(c)                                  Upon acceptance of Capital Contributions and the issuance of additional Units, the Board shall cause the books and records of the Company to be adjusted appropriately.

(d)                                 The Members shall have no preemptive rights to make contributions pursuant to

Minnesota Statutes, Section 322B.33 or any similar provisions of future law.

2.4                               Capital Accounts.

A Capital Account shall be maintained for each Unit Holder in accordance with the following provisions:

(a)                                  To each Unit Holder’s Capital Account there shall be credited (A) such Unit Holder’s Capital Contributions, (B) such Unit Holder’s distributive share of Profits and any items in the nature of income or gain which are specially allocated pursuant to Sections 3.3 and 3.4 hereof, and (C) the amount of any Company liabilities assumed by such Unit Holder or which are secured by any Property distributed to such Unit Holder. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the maker of the note (or a Unit Holder related to the maker of the note within the meaning of Regulations Section 1.704-1(b)(2)(ii)(c)) shall not be included in the Capital Account of any Unit Holder until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulations Section 1.704-1(b)(2)(iv)(d)(2);

(b)                                 To each Unit Holder’s Capital Account there shall be debited (A) the amount of money and the Gross Asset Value of any Property distributed to such Unit Holder pursuant to any provision of this Agreement, (B) such Unit Holder’s distributive share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Sections 3.3 and 3.4 hereof, and (C) the amount of any liabilities of such Unit Holder assumed by the Company or which are secured by any Property contributed by such Unit Holder to the Company;

(c)                                  In the event Units are Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Transferred Units; and

(d)                                 In determining the amount of any liability for purposes of subparagraphs (a) and (b) above there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to allocation of Profits and Loss, nonliquidating distributions, liquidating distributions, and the maintenance of Capital Accounts, including and subject to Section 12.3 hereof, are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Board shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or any Unit Holders), are computed in order to comply with such Regulations, the Board may make such modification, provided that it is not likely to have a material effect on the amounts distributed to any Person pursuant to Section 12 hereof upon the dissolution of the Company. The Board also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Unit Holders and the amount of capital reflected on the Company’s balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

SECTION 3

ALLOCATIONS

3.1                               Profits.

After giving effect to the special allocations in Section 3.3 and Section 3.4 hereof, and except as otherwise provided in Section 3.5 hereof, Profits for any Fiscal Year shall be allocated among the Unit Holders ratably in proportion to Units held.

3.2                               Losses.

After giving effect to the special allocations in Section 3.3 and 3.4 hereof, and except as otherwise provided in Section 3.5 hereof, Losses for any Fiscal Year shall be allocated among the Unit Holders ratably in proportion to Units held.

3.3                               Special Allocations.

The following special allocations shall be made in the following order:

(a)                                  Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Section 3, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Unit Holder shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Unit Holder’s share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Unit Holder pursuant thereto. The items to be so allocated shall be determined in accordance with sections 1.704-2(f) (6) and 1.704-2(j) (2) of the Regulations. This Section 3.3(a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(b)                                 Unit Holder Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i) (4) of the Regulations, notwithstanding any other provision of this Section 3, if there is a net decrease in Unit Holder Nonrecourse Debt Minimum Gain attributable to a Unit Holder Nonrecourse Debt during any Fiscal Year, each Unit Holder who has a share of the Unit Holder Nonrecourse Debt Minimum Gain attributable to such Unit Holder Nonrecourse Debt, determined in accordance with Section 1.704-2(i) (5) of the Regulations, shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Unit Holder’s share of the net decrease in Unit Holder Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i) (4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Unit Holder pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i) (4) and 1.704-2(j) (2) of the Regulations. This Section 3.3(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i) (4) of the Regulations and shall be interpreted consistently therewith.

(c)                                  Qualified Income Offset. In the event any Unit Holder unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain shall be specially allocated to such Unit Holder in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Unit Holder as quickly as possible, provided that an allocation pursuant to this Section 3.3(c) shall be made only if and to the extent that the Unit Holder would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 3 have been tentatively made as if this Section 3.3(c) were not in this Agreement.

(d)                                 Gross Income Allocation. In the event any Unit Holder has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Unit Holder is obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Unit Holder shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 3.3(d) shall be made only if and to the extent that such Unit Holder would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section 3 have been made as if Section 3.3(c) and this Section 3.3(d) were not in this Agreement.

(e)                                  Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Unit Holders in proportion to Units owned.

(f)                                    Unit Holder Nonrecourse Deductions. Any Unit Holder Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Unit Holder who bears the economic risk of loss with respect to the Unit Holder Nonrecourse Debt to which such Unit Holder Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(g)                                 Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Unit Holder in complete liquidation of such Unit Holder’s interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Unit Holders in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Unit Holder to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(h)                                 Allocations Relating to Taxable Issuance of Units. Any income, gain, loss or deduction realized as a direct or indirect result of the issuance of Units by the Company to a Unit Holder (the “Issuance Items”) shall be allocated among the Unit Holders so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Unit Holder shall be equal to the net amount that would have been allocated to each such Unit Holder if the Issuance Items had not been realized.

(i)                                     Syndication Expenses. Syndication Expenses for any Fiscal Year shall be specially allocated to the Unit Holders in proportion to their Units, provided that, if Units are issued pursuant to Section 2.3 hereof during the Fiscal Year, all Syndication Expenses shall be divided among the Unit Holders from time to time so that, to the extent possible, the cumulative Syndication Expenses allocated with respect to each Unit at any time is the same amount. In the event the Board shall determine that such result is not likely to be achieved through future allocations of Syndication Expenses, the Board may allocate other items of income, gain, deduction, or loss so as to achieve the same effect on the Capital Accounts of the Unit Holders.

(j)                                     Equalization of Certain Profits or Loss Allocations. Immediately following Financial Closing, and subject to Section 3.3(i) hereof, items of income, loss and deduction shall be specially allocated to the extent possible among the Units until the cumulative Profits or Losses allocated to each Unit since the Company’s formation is equal.

3.4                               Curative Allocations.

The allocations set forth in Sections 3.3(a) through (g) and 3.5 hereof (the “Regulatory Allocations”) are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 3.4. Therefore, notwithstanding any other provision of this Section 3 (other than the Regulatory Allocations), the Board shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Unit Holder’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Unit Holder would have had if the Regulatory Allocations were not part of this Agreement.

3.5                               Loss Limitation.

Losses allocated pursuant to Section 3.2 hereof shall not exceed the maximum amount of Losses that can be allocated without causing any Unit Holder to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event some but not all of the Unit Holders would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 3.2 hereof, the limitation set forth in this Section 3.5 shall be applied on a Unit Holder by Unit Holder basis among the Units and Losses not allowable to any given Unit Holder as a result of such limitation shall be allocated to the other Unit Holders in accordance with the positive balances in such Unit Holders’ Capital Accounts, so as to allocate the maximum permissible Losses to each Unit Holder under Section 1.704-1(b)(2)(ii)(d) of the Regulations. If this Section 3.5 causes Losses to be allocated in disproportion to Units, the effect of such allocation shall be reversed at the earliest opportunity by specially allocating Net Profits to the Unit Holders to whom such Losses were allocated, the most recently allocated Losses to be reversed first.

3.6                               Other Allocation Rules.

(a)                                  For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Board using any permissible method under Code Section 706 and the Regulations thereunder.

(b)                                 Generally, all Profits and Losses allocated to the Unit Holders or the Holders of specified Units or a specified class thereof shall be allocated among them in proportion to the Units or specified Units or class thereof, respectively, held by each. In the event Units are issued pursuant to Section 2.3 hereof during a Fiscal Year, the Profits (or Losses) allocated to the Unit Holders for each such Fiscal Year shall be allocated among the Unit Holders in proportion to the number of Units each holds from time to time during such Fiscal Year in accordance with Code Section 706, using any convention permitted by law and selected by the Board.

(c)                                  The Unit Holders are aware of the income tax consequences of the allocations made by this Section 3 and hereby agree to be bound by the provisions of this Section 3 in reporting their shares of Company income and loss for income tax purposes.

(d)                                 Solely for purposes of determining a Unit Holder’s proportionate share of the “excess nonrecourse liabilities” of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Unit Holders’ aggregate interests in Company profits shall be deemed to be as provided in the Capital Accounts.

To the extent permitted by Regulations Section 1.704-2(h)(3), the Unit Holders shall endeavor to treat distributions of Net Cash Flow as having been made from the proceeds of a Nonrecourse Liability or a Unit Holder Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Unit Holder.

3.7                               Tax Allocations: Code Section 704(c).

(a)                                  In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any Property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unit Holders so as to take account of any variation between the adjusted basis of such Property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition of Gross Asset Value).

(b)                                 In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

(c)                                  Allocations pursuant to Section 3.7(a) shall be made using the “remedial allocation method” described in Regulations Section 1.704-3(d) (or any successor Regulation). Allocations pursuant to Section 3.7(b) shall be made as required or permitted by Regulations Section 1.704-3 pursuant to such method provided therein as may reasonably be designated by the Board. Any elections or other decisions relating to allocations under this Section 3.7 shall be made in any manner that the Board reasonably determines to reflect the purpose and intention of this Agreement. Allocations under this Section 3.7 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Unit Holder’s Capital Account or share of Profits or Losses or distributions under any provision of this Agreement.

SECTION 4

DISTRIBUTIONS

4.1                               Net Cash Flow.

Except as otherwise provided in Section 12 hereof, Net Cash Flow, if any, shall be distributed to the Unit Holders ratably in proportion to the Units held.

4.2                               Amounts Withheld.

All amounts withheld pursuant to the Code or any provision of any state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Unit Holders shall be treated as amounts paid or distributed, as the case may be, to the Unit Holders with respect to which such amount was withheld pursuant to this Section 4.2 for all purposes under this Agreement. The Company is authorized to withhold from payments and distributions, or with respect to allocations to the Unit Holders, and to pay over to any federal, state and local government or any foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law or any foreign law, and shall allocate any such amounts to the Unit Holders with respect to which such amount was withheld.

4.3                               Limitations on Distributions.

(a)                                  The Company shall make no distributions to the Unit Holders except as provided in this Section 4 and Section 12 hereof.

(b)                                 A Unit Holder may not receive a distribution from the Company to the extent that, after giving effect to the distribution, all liabilities of the Company, other than liability to Unit Holders on account of their Capital Contributions, would exceed the Gross Asset Value of the Company’s assets or the distribution would otherwise be prohibited by Section 322B.54 of the Act.

SECTION 5

MANAGEMENT AND OPERATIONS

5.1                               Management by Board of Governors.

(a)                                  Except those matters for which consent or approval of the Members is required by this Agreement or any nonwaivable provisions of the Act, and subject to the provisions of Section 5.1(d) hereof, the powers and privileges of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Board and not by the Members. No Member, other than a Member acting in his or her capacity as an officer of the Board or as an officer of the Company, has the power or authority to act for or on behalf of the Company, to bind the Company by any act, or to incur any expenditures on behalf of the Company, except with the prior consent of the Board. Without limiting the foregoing authority of the Board to manage the business and affairs of the Company or the actions the Board may take in exercising the powers and privileges of the Company, the Board shall have the right to make the following decisions and take the following actions:

(i)                                     Acquire by purchase, lease, or otherwise any real or personal property;

(ii)                                  Operate, maintain, finance, improve, construct, own, grant operations with respect to, sell, convey, assign, mortgage, or lease any real estate and any personal property;

(iii)                               Execute any and all agreements, contracts, documents, certifications, and instruments necessary or convenient in connection with the management, maintenance, and operation of the business or affairs of the Company, including executing amendments to this Agreement and the Articles in accordance with the terms of this Agreement;

(iv)                              Borrow money and issue evidences of indebtedness, and secure the same by mortgage, pledge, or other lien on any or all of the Company’s assets;

(v)                                 Execute any deed, lease, mortgage, deed of trust, mortgage note, promissory note, bill of sale, contract, or other instrument purporting to convey or encumber any or all of the Company’s assets;

(vi)                              Prepay in whole or in part, refinance, recast, increase, modify, or extend any liabilities affecting the assets of the Company and in connection therewith execute any extensions or renewals of encumbrances on any or all of such assets;

(vii)                           Care for and distribute funds to the Members by way of cash income, return of capital, or otherwise, all in accordance with the provisions of this Agreement, and perform all matters in furtherance of the objectives of the Company or this Agreement;

(viii)                        Hire or contract on behalf of the Company for the employment and services of employees and/or independent contractors, such as consultants, lawyers and accountants, and delegate to such Persons the duty to manage or supervise any of the assets or operations of the Company;

(ix)                                Engage in any kind of activity and perform and carry out contracts of any kind (including contracts of insurance covering risks to Company assets and Governor liability), as may be lawfully carried on or performed by a limited liability company under the laws of each jurisdiction in which the Company is then formed or qualified;

(x)                                   Take, or refrain from taking, all actions, not expressly proscribed or limited by this Agreement, as may be necessary or appropriate to accomplish the purposes of the Company;

(xi)                                Institute, prosecute, defend, settle, compromise, and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Company, the Members or any Governor in connection with activities arising out of, connected with, or incidental to this Agreement, and engage counsel or others in connection therewith;

(xii)                             Purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge, or otherwise dispose of, and otherwise use and deal in and with, shares or other interests in or obligations of domestic or foreign business entities, including corporations, associations, general or limited partnerships or other limited liability companies, or individuals or direct or indirect obligations of the United States or of any government, state, territory, government district or municipality or of any instrumentality of any of them;

(xiii)                        Subject to Section 2 hereof, designate classes or series of Units, agree with any Person as to the form and other terms and conditions of such Person’s Capital Contribution to the Company and cause the Company to issue Units in consideration of such Capital Contribution; and

(xiv)                         Indemnify a Member or Governor or officer or former Member or Governor or officer, and make any other indemnification that is authorized by this Agreement in accordance with the Act.

The Board may adopt such policies, rules, and regulations and may take such actions as it shall deem advisable in furtherance of the purposes of the Company, provided that the Board shall not act in a manner contrary to this Agreement.

(b)                                 No later than sixty (60) days prior to the beginning of each Fiscal Year, the Board shall adopt an Annual Operating Budget and Annual Capital Budget covering the Fiscal Year commencing in sixty (60) days. The Annual Operating Budget shall include projected operating revenues, expenses and working capital reserves for the Fiscal Year, and the Annual Capital Budget shall include projected capital expenditures and investments for the Fiscal Year. The Budgets may but shall not be required to be incorporated into a business plan for the Fiscal Year containing such other information, plans and strategies as the Board deems advisable. The Board may amend the Company’s Annual Operating Budget or Annual Capital Budget at any time.

(c)                                  Notwithstanding any other provision of this Agreement (including without limitation Section 5.1(a)), the Board may not take or approve the following actions, agreements, instruments or items without the affirmative vote of at least two-thirds of the voting power of the

Governors in office:

(i)                                     The plans and specifications of the Company’s proposed ethanol plant and the contract to design and construct the proposed ethanol plant;

(ii)                                  The amount and terms of the debt financing and all documents and agreements entered into in connection therewith to construct and finance the start-up costs of the proposed ethanol plant;

(iii)                               The Annual Operating and Capital Budgets for each Fiscal Year;

(iv)                              Any contract, obligation, liability, disbursement or lawsuit settlement outside of the ordinary course of business in excess of $100,000 which is not part of the then current Fiscal Year’s approved Annual Operating or Capital Budget (provided that necessary expenditures to meet operational emergencies at the proposed ethanol plant may be incurred prior to such approval if immediate action is required for the safety or operation of the proposed ethanol plant);

(v)                                 Any investment in excess of $100,000 which is not part of the then current Fiscal Year’s approved Annual Capital Budget;

(vi)                              The acceptance of additional Capital Contributions, the issuance of additional Units, or the issuance of options or warrants to purchase Units;

(vii)                           The determination of the Gross Asset Values of the Company Property;

(viii)                        The admission of new Members and the terms of such admission;

(ix)                                The sufficiency of any legal opinion required under Section 10 of this Agreement or the waiver of any such legal opinion;

(x)                                   Any tax elections under Section 8.3(a) of this Agreement; or

(xi)                                Any amendment to the Articles or this Agreement.

(d)                                 Notwithstanding any other provision of this Agreement (including without limitation Section 5.1(a)), without the approval or consent of a Majority in Interest of the Members, the Board shall not have authority to approve, authorize or take any of the following actions with respect to the Company: (i) sell, lease, exchange or otherwise dispose of all or substantially all of the assets of the Company; (ii) merge or consolidate the Company with another Person; (iii) materially change the business purpose of the Company; or (iv) voluntarily dissolve the Company.

5.2                               Actions by Governors; Committees; Reliance on Authority.

(a)                                  In managing the business and affairs of the Company and in exercising the powers and privileges of the Company, Governors shall act on behalf of the Company only (i) collectively through meetings of the Board held and conducted pursuant to the provisions of this Agreement or by written action taken pursuant to the provisions of this Agreement, (ii) through committees established pursuant to Section 5.2(b), and (iii) through officers of the Board and officers of the Company to whom authority and duties have been delegated pursuant to the provisions of this Agreement.

(b)                                 The Board, by resolution approved by the affirmative vote of a majority of the Governors then holding office, may from time to time establish one or more committees, each of which shall be comprised of one or more natural persons who may but need not be Governors or Members, provided that a majority of committee members on each committee must be a Governor or Member.  Any such committee shall have and may exercise only such authority and duties to the extent provided by the Board in such resolution, subject at all times to the limitations set forth in the Act, this Agreement and to the direction and control of the Board.  Unless otherwise provided by the Board, the presence of a majority of the members of any such committee shall constitute a quorum for the transaction of business at a meeting of the committee, and the committee shall act by the affirmative vote of a majority of committee members present at a duly held meeting.  In other matters of procedure the provisions of this Agreement shall apply to committees and the members thereof to the same extent they apply to the Board and Governors, including, without limitation, the provisions with respect to meetings and notice thereof, absent members, written actions, and valid acts.  Each committee shall keep regular minutes of its proceedings and report the same to the Board.  The Board may dissolve any committee at any time.

(c)                                  Any Person dealing with the Company, other than a Member or a Governor or an Affiliate of a Member or Governor, may rely on the authority of any officer of the Board or any officer of the Company in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether the action is actually taken in accordance with the provisions of this Agreement, unless the Person dealing with the Company has actual knowledge that the officer lacks authority to act or the Act establishes that the officer lacks authority to act.

5.3                               The Board of Governors.

(a)                                  Number, Qualification and Term of Office.

(i)                                     Initial Board of Governors.  Governors shall be elected or appointed by the Members at the times, in the manner and for the terms as prescribed by this Agreement.  The initial Governors of the Company comprising the initial Board, who shall serve for such terms and in such manner as prescribed by this Agreement, are the following persons:

Robert J. Ferguson
Michael S. Kunerth
Timothy O. Helgemoe
Milton J. McKeown

David J. Woestehoff
David J. Bach
Merrill Grisham
Doug Schmitz
Robert Wolf

and such other eligible natural persons designated as an initial Governor by the initial Board.  The number of initial Governors serving the Company shall be established by the initial Board, provided that the number of initial Governors shall not be less than seven (7) nor more than thirteen (13).

(ii)                                  Board of Governors following Financial Closing.  Commencing on the next business day following Financial Closing, the Board shall be composed of the Governors subject to appointment by certain Members pursuant to Section 5.3(a)(iv) below, if any, and the Governors subject to election by the Members pursuant to section 5.3(a)(iii) below, if any.  The number of Governors serving the Company following Financial Closing shall be established by the initial Board and thereafter may be changed by the Board from time to time, in each case having due consideration for the equitable representation of the membership, provided that (A) the number of Governors shall not be less than seven (7) nor more than eleven (11), (B) the number of Governors shall not be less than the number of Governors subject to appointment by certain Members pursuant to Section 5.3(a)(iv) below, and (C) the Board may not act so as to shorten the term of a Governor previously elected (the initial Governors and Governors designated to serve following Financial Closing pursuant to Section 5.3(a)(iii) below shall not be considered “previously elected” Governors for purposes of the foregoing clause).

(iii)                               Election of Governors; Terms.  Beginning at the annual meeting of the Members to be held in 2007 (“2007 Annual Meeting”), Governors shall be elected by the Members in such manner and for such terms as prescribed by this Agreement, subject to the right of certain Members to appoint Governors to the extent provided by Section 5.3(a)(iv) below.  A Member who is entitled to appoint one or more Governors pursuant to Section 5.3(a)(iv) below and such Member’s Affiliates shall not be entitled to vote for the election (or removal) of Governors by the Members, as their right to representation exists in their right of appointment.  Except as otherwise provided herein, all Governors elected by the Members shall serve three-year terms and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.  In order to preserve continuity of governance and the harmonious transition of the initial Governors to the elected Governors, the initial Board shall designate from among its members the Governors subject to election by the Members pursuant to this Section 5.3(a)(iii) to serve on the Board following Financial Closing until their successors are duly elected and qualified, and the terms of the Governors so designated shall be staggered such that one-third of such Governors (or as nearly as possible) shall be elected annually by the Members at the 2007 Annual Meeting and continuing each year thereafter.  The Board shall adopt nomination, reporting and other election procedures in advance of the 2007 Annual Meeting to achieve the desired staggered effect and election matters prescribed by this Agreement.

(iv)                              Appointed Governors.  Any Member who, together with such Member’s Affiliates, holds nine percent (9%) or more of the Units outstanding shall be entitled to appoint one Governor (each, an “Appointed Governor”) to the Board for every 9% of Units held.  In determining the appointment rights of Members and their Affiliates under this Section 5.3(a)(iv), Members and their Affiliates shall be counted only once, and the right of appointment accrues only on whole blocks of 9%.  For example, a Member who, together with such Member’s Affiliates, holds 17% of the Units outstanding would be entitled to appoint only one Governor.  A Member and such Member’s Affiliates shall agree among themselves on how the appointment rights provided in this Section 5.3(a)(iv) shall be exercised, and shall notify the Board of such agreement.  If any Member has the right to appoint more than one Governor under this Section 5.3(a)(iv), the voting power of all Governors such Member has the right to appoint may be exercised by any one or more such Appointed Governors, as further described in Section 5.3(i) below.  An Appointed Governor shall serve indefinitely at the pleasure of the Member appointing him or her (so long as such Member and its Affiliates continue to hold a sufficient number of Units to maintain the applicable appointment right) until a successor is appointed, or until the earlier death, resignation or removal of the Appointed Governor.  An Appointed Governor may be removed for any reason by the Member appointing him or her, upon written notice to an officer of the Board, which notice may designate and appoint a successor Governor to fill the vacancy, and which notice may be given at a meeting of the Board attended by the person appointed to fill the vacancy.

(v)                                 Qualification.  The initial Governors of the Company may but need not be Members, provided that a majority of the initial Governors must be Members or elected or appointed representatives of Members that are not natural persons.  The participation of non-member Governors in the management and decisions of the Board prior to the Effective Date of this Agreement is hereby confirmed and ratified in all respects.  Following the 2007 Annual Meeting, all Governors subject to election by the Members must be Members or elected or appointed representatives of Members that are not natural persons.  The provisions of this Section 5.3(a)(v) shall not apply to Appointed Governors.

(b)                                 Resignation.  Any Governor may resign at any time.  Such resignation shall be made in writing and shall take effect at the time specified therein or, if no time be specified then at the time of its receipt by the President or the Secretary of the Company.  The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(c)                                  Removal.  An initial Governor or a Governor designated to serve following Financial Closing pursuant to Section 5.3(a)(iii) above may be replaced or removed for cause by the affirmative vote of two-thirds of the remaining initial or designated Governors, as the case may be (excluding Appointed Governors).  Following the election of a Governor, the Governor may be removed for any reason by the Members in such manner as prescribed by this Agreement.  The notice of the meeting shall state that such removal will be discussed and acted upon at the meeting, and must also be provided to the Governor in question at least ten (10) days in advance of such meeting.  The Governor in question has a right to be heard at such meeting.  The provisions of this Section 5.3(c) shall not apply to Appointed Governors.

(d)                                 Vacancies.   Any vacancy occurring on the Board (whether by reason of an increase in the number of Governors or by reason of a vacancy in an existing Governor seat)

may be filled by appointment through an affirmative vote of a majority of the remaining Governors subject to election by the Members, though less than a quorum.  A Governor appointed by the Board to fill a vacancy at any time after the 2007 Annual Meeting shall serve until the next annual meeting of the Members (or special meeting held for the purpose of electing Governors), at which time the Members shall elect a new Governor to serve for the remainder of the original term of the vacated position.  The provisions of this Section 5.3(d) shall not apply to vacancies in Appointed Governor seats.

(e)                                  Meetings.  Regular meetings of the Board shall be held from time to time as determined by the Board.  Special meetings of the Board shall be held upon the call of the President or three (3) or more Governors.  Board meetings shall be held at the principal office of the Company or at such other place, either within or without the State of Minnesota, as shall be designated by the person calling the meeting and stated in the notice of the meeting or a duly executed waiver of notice thereof.  Governors may participate in a Board meeting by means of video or audio conferencing or similar communications equipment whereby all Governors participating in the meeting can hear each other.

(f)                                    Notice.  Oral or written notice of each meeting of the Board, stating the place, day and hour of the meeting, shall be given to each Governor at least 3 days before the day on which the meeting is to be held.  The notice or waiver of notice of any special or regular meeting of the Board does not need to specify the business to be transacted or the purpose of the meeting.

(g)                                 Waiver.  Whenever any notice is required to be given to a Governor under the provisions of this Agreement, a waiver thereof in writing signed by the Governor, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.  Attendance of a Governor at any meeting of the Board shall constitute waiver of notice of such meeting by the Governor, except where the Governor attends a meeting for the express purpose of stating his objection to the transaction of any business because the meeting is not lawfully called or convened.

(h)                                 Quorum.  Two-thirds of the voting power of the Governors in office shall constitute a quorum necessary for the transaction of business at any regular or special meeting of the Board.  If less than a quorum is present, those Governors present may adjourn the meeting from time to time until a quorum shall be present.

(i)                                     Voting and Act of the Board.  Each Governor shall have one vote; provided, however, that to the extent a Member holds the right to appoint more than one Governor pursuant to Section 5.3(a)(iv), the Board voting rights represented thereby may be exercised by any one or more such Appointed Governors present at such a meeting.  For example, if a Member is entitled to appoint two Governors pursuant to Section 5.3(a)(iv), each of the two such Appointed Governors may cast one vote on any matter considered by the Board at the meeting, or one such Appointed Governor may cast two votes (regardless of whether the there are one or two such Appointed Governors then serving). If more than one Governor appointed by a Member is present at a meeting then, unless such Appointed Governors shall announce the voting power to be exercised by each at such meeting at the beginning of the meeting, the voting power represented by such Appointed Governors shall be deemed to be evenly apportioned among them.  The Board shall take action by the affirmative vote of a majority of the voting power of the Governors present at a duly held meeting at which a quorum is present.

(j)                                     Action Without a Meeting.  Any action required or permitted to be taken at a meeting of the Board may be taken by written action signed by all of the Governors comprising the Board.

(k)                                  Absentee Governors.  A Governor of the Company may give advance written consent or opposition to a proposal to be acted on at a Board meeting.  If the Governor is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting, if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the Governor has consented or objected.

(l)                                     Compensation.  The Board may fix the compensation, if any, of Governors.  Governors shall also be entitled to reimbursement for actual expenses incurred in attending meetings of the Board or other business of the Company.

5.4                               Duties and Obligations of Governors.

(a)                                  Duties.  The Board shall cause the Company to conduct its business and operations separate and apart from that of any Member, Governor or any of its Affiliates.  The Board shall take all actions which may be necessary or appropriate (i) for the continuation of the Company’s valid existence as a limited liability company under the laws of the State of Minnesota and each other jurisdiction in which such existence is necessary to protect the limited liability of Members or to enable the Company to conduct the business in which it is engaged, and (ii) for the accomplishment of the Company’s purposes, including the acquisition, development, maintenance, preservation, and operation of Company property in accordance with the provisions of this Agreement and applicable laws and regulations. Each Governor shall have the duty to discharge the foregoing duties in good faith, in a manner the Governor reasonably believes to be in the best interests of the Company, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances.  No Governor shall be under any other duty to the Company or the Members to conduct the affairs of the Company in a particular manner.

(b)                                 Employment of CEO.  At a reasonable time prior to the estimated start-up date of the Company’s operations, the Board shall select, employ, and fix the compensation of the CEO of the Company, who may be a member of the Board.  The CEO position shall be the principal executive officer position of the Company, and the CEO shall be the chief executive officer and chief manager of the Company.  The CEO shall have responsibility for all administrative and operational aspects of the Company, shall have responsibility for hiring and supervising all employees, and shall perform such other duties that may be assigned by the Board.

(c)                                  Bonds and Insurance.  The Board may require all officers, agents and employees charged by this Company with responsibility for the custody of any of its funds or property to give bonds.  Bonds shall be furnished by a responsible bonding company and approved by the Board, and the cost shall be paid by the Company.  The Board shall cause the Company to provide for insurance of the property of the Company, or property which may be in the possession of the Company and not otherwise adequately insured by the owner of the property.  In addition, the Board shall cause the Company to provide for insurance covering liability of the Company to all employees and the public, in such commercially reasonable amounts as is customary for businesses similar to the Company.

5.5                               Officers.

(a)                                  Number; Qualification; Election.  Officers must be natural persons, and shall be elected or appointed by the Board on an annual or more often basis as determined by the Board.  The officers of the Company shall consist of a President, one or more Vice Presidents, a Secretary, a Treasurer, a CEO, and such other officers and assistant officers of the Company appointed by the Board as it deems necessary or advisable.  The President and Vice President may also be referred to as Chairman and Vice Chairman, respectively, and such officers must be Governors.  If the Company has more than one Vice President, then the Vice President who is also a Governor shall be considered the Vice Chairman officer and shall carry with it the requirement that such Vice President / Vice Chairman position must be held by a Governor.  All other officers of the Company, including any other Vice Presidents, may but need not be Governors.  Any number of officer positions or functions of those officer positions may be held or exercised by the same person.  Except as otherwise provided in this Agreement, the Board shall fix the powers, duties, and compensation of all officers of the Company.

(b)                                 Term of Office.  Any officer of the Company shall hold office at the pleasure of the Board and may be removed at any time with or without cause, subject to any contract rights which then may be in existence.

(c)                                  Removal and Vacancies.  Any officer elected or appointed by the Board may be removed, with or without cause, at any time by a resolution of the Board.  Any vacancy in an office of the Company shall be filled by a resolution of the Board.  An officer may resign at any time by giving written notice to the Company.  The resignation is effective without acceptance when the notice is given to the Company, unless a later effective date is specified in the notice.

(d)                                 President.  Unless provided otherwise by a resolution adopted by the Board, the President shall preside at meetings of the Members and Board; shall see that all orders and resolutions of the Board are carried into effect; may execute all documents, agreements, and instruments on behalf of the Company; may maintain records of and certify proceedings of the Board and Members; and shall perform such other duties as may from time to time be prescribed by the Board.

(e)                                  Vice President.  The Vice President shall, in the absence or disability of the President, perform the duties and exercise the powers of the President and shall perform such other duties as the Board or the President may from time to time prescribe.  The Board may designate more than one Vice President, in which case the Vice President shall be designated as to denote which is most senior in office.

(f)                                    Treasurer.  Unless provided otherwise by a resolution adopted by the Board, the Treasurer shall be the Chief Financial Officer of the Company and: shall keep accurate financial records for the Company; shall deposit all monies, drafts, and checks in the name of and to the credit of the Company in such banks and depositories as the Board shall designate from time to time; shall endorse for deposit all notes, checks, and drafts received by the Company as ordered by the Board, making proper vouchers therefor; shall disburse Company funds and issue checks and drafts in the name of the Company as ordered by the Board, shall render to the CEO and the Board, whenever requested, an account of all such Officer’s transactions as Treasurer and of the financial condition of the Company, and shall perform such other duties as may be prescribed by the Board or the President from time to time.

(g)                                 Secretary.  The Secretary shall attend all meetings of the Board and of the Members and shall maintain records of, and whenever necessary, certify all proceedings of the Board and of the Members.  The Secretary shall keep the required records of the Company, when so directed by the Board or other person or persons authorized to call such meetings, shall give or cause to be given notice of meetings of the Members and of meetings of the Board, and shall also perform such other duties and have such other powers as the President or the Board may prescribe from time to time.

(h)                                 Delegation.  Unless prohibited by a resolution of the Board, an officer elected or appointed by the Board may delegate in writing some or all of the duties and powers of such person’s management position to other persons.  An officer who delegates the duties or powers of an office remains subject to the standard of conduct for an officer with respect to the discharge of all duties and powers so delegated.

(i)                                     Compensation.  Officers shall receive such compensation as may be determined from time to time by resolution of the Board.

5.6                               Limitation of Liability; Indemnification of Governors and Officers.

(a)                                  No Governor or officer of the Company shall be personally liable to this Company or its Members for monetary damages for a breach of fiduciary duty by such Governor or officer; provided that this provision shall not eliminate or limit the liability of a Governor or officer to the extent provided by applicable law (i) for a breach of the Governor’s duty of loyalty to the Company or its Members; (ii) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of law or, with respect to an officer, for acts of negligence; (iii) for knowing violations of securities laws section 80A.23 of Minnesota Statutes or for illegal distributions; (iv) for a transaction from which the Governor derived an improper personal benefit; or (v) for an act or omission occurring prior to the effective date of the corresponding provision of the

Articles.  It is the intention of the Members to limit or eliminate the personal liability of Governors to the greatest extent permitted under Minnesota law.  If amendments to Minnesota Statutes are passed after this provision becomes effective which authorize limited liability companies to act to further limit or eliminate the personal liability of governors of a limited liability company, then the liability of Governors shall be limited or eliminated to the greatest extent permitted by Minnesota Statutes, as so amended.  No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any Governor for or with respect to any acts or omissions of such Governor occurring prior to such amendment or repeal.

(b)                                 The Company, its receiver, or its trustee (in the case of its receiver or trustee, to the extent of Company Property) shall indemnify, defend, save harmless, and pay all judgments and claims against, and reasonable expenses of, each present and former Governor or officer relating to any liability or damage or reasonable expenses incurred with respect to a proceeding if the Governor or officer (or former Governor or officer) was a party to the proceeding in the capacity of a Governor or officer of the Company (which reasonable expenses including reasonable attorneys’ fees may be paid as incurred). Notwithstanding the foregoing provisions, the Company shall not indemnify, defend, save harmless, or pay all judgments and claims against, and reasonable expenses of, a Governor or officer (or former Governor or officer) under this provision where such judgments and claims or proceedings arise out of or are related to matters for which a Governor or officer (or former Governor or officer) is personally liable under Section 5.6(a) hereof.

(c)                                  The Company may purchase and maintain insurance on behalf of any person in such person’s official capacity against any liability or expense asserted against or incurred by such person in or arising from that capacity, whether or not the Company would be required or permitted to indemnify the person against the liability.

5.7                               Member Compensation; Expenses; Loans

(a)                                  Except as otherwise provided in a written agreement approved by the Board, no Member shall receive any salary, fee, or draw for services rendered to or on behalf of the Company.  Except as otherwise approved by or pursuant to a policy approved by the Board, no Member shall be reimbursed for any expenses incurred by such Member on behalf of the Company.

(b)                                 Any Member or Affiliate may, with the consent of the Board, lend or advance money to the Company.  If any Member or Affiliate shall make any loan or loans to the Company or advance money on its behalf, the amount of any such loan or advance shall not be treated as a contribution to the capital of the Company but shall be a debt due from the Company.  The amount of any such loan or advance by a lending Member or Affiliate shall be repayable out of the Company’s cash and shall bear interest at a rate not in excess of the prime rate established, from time to time, by any major bank selected by the Board for loans to its most creditworthy commercial borrowers, plus up to four percent (4%) per annum as agreed upon by the Board and the Member, and on such other terms and conditions no less favorable to the Company than if the lender had been an independent third party.  None of the Members or their Affiliates shall be obligated to make any loan or advance to the Company.

5.8                               Contracts with Governors or their Affiliates.

(a)                                  No contract or transaction between the Company and a Governor or its Affiliate or between the Company and any other entity in which a Governor or its Affiliate has a material financial interest shall be void or voidable or require the Governor to account to the Company and hold as trustee for it any profit or benefit derived therefrom solely for this reason, or solely because the Governor is present at or participates in the Board meeting at which the contract or transaction is authorized, if (i) the material facts as to the contract or transaction and as to the Governor’s or Governors’ material financial interest are fully disclosed or known to the Board, and (ii) the Board determines that the terms of the contract or transaction are commercially reasonable and no less favorable to the Company than could be obtained from an unaffiliated third party and authorizes, approves or ratifies the contract or transaction in good faith by a majority vote, but the interested Governor or Governors are not counted in determining the presence of a quorum and must not vote.

(b)                                 No contract or transaction involving the sale or delivery of corn between the Company and a Governor or its Affiliate or between the Company and any other entity in which a Governor or its Affiliate has a material financial interest shall be void or voidable or require the Governor to account to the Company and hold as trustee for it any profit or benefit derived therefrom solely for this reason, or solely because the Governor is present at or participates in the Board meeting at which or pursuant to which the contract or transaction is authorized or approved, notwithstanding the fact that the standard of Section 5.8(a) was not met, provided that the terms of the contract or transaction are or were commercially reasonable and no less favorable to the Company than could be or could have been obtained from an unaffiliated third party.

SECTION 6

MEMBERS

6.1                               Members; Rights and Powers Generally.

(a)                                  As of the Effective Date, the Members of the Company are the Persons who were members of the Company immediately prior to the Effective Date as shown on the books and records of the Company.

(b)                                 Additional persons may, upon the approval of the Board, become Members of the Company: (i) by submitting a completed subscription agreement to subscribe for Units in the Company upon the terms and conditions as may be set forth in the subscription agreement, which shall include a representation and warranty that the representations and warranties required of all Members in this Agreement are true and correct with respect to such Person, and the acceptance thereof by the Company, (ii) by meeting any and all requirements of membership established in or pursuant to this Agreement, (iii) by submitting an executed counterpart signature agreeing to be bound by this Agreement, (iv) by submitting payment of the purchase price for the number of Units subscribed for in the subscription agreement, in accordance with the terms of the subscription agreement, and (v) upon being admitted as a Member by the Board; or in any other manner authorized in or pursuant to this Agreement.  The Board may refuse to admit any Person as a Member in its sole discretion.

(c)                                  Transferees of Units may become Members as provided in Section 10.6 hereof.

(d)                                 Other than the right to elect or appoint Governors to the Board, no Member, other than a Member acting in his, her or its capacity as an officer of the Board or as an offericer of the Company, has any right or power to take part in the management or control of the Company or its business and affairs.  No Member other than a Member acting in his, her or its capacity as an officer of the Board or as an officer of the Company, has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company, except with the prior written consent of the Board.

(e)                                  No Member shall have any voting right except with respect to those matters requiring a Member vote or approval as specifically provided for in this Agreement or as otherwise required by the Act.

6.2                               Membership Requirements and Member Voting.

(a)                                  Membership.  Each Member of the Company must own, or must have entered into a binding written agreement with and accepted by the Company to subscribe for, a minimum of twenty five hundred (2,500) Units, on and after the date that the Company first issues Units in connection with its closing on all or a portion of subscription agreements received and accepted in accordance with the terms of its 2004 Offering or September 23, 2004, whichever occurs first.  Failure of any Member to own or to subscribe for such minimum number of Units on or after such date shall result in the automatic termination of membership of such Person, without further notice or action by the Company, and such Person shall become and be a non-member Unit Holder, with no rights other than those financial rights with respect to the Units owned by such Person as provided for in and subject to this Agreement, as further described in Section 6.4 hereof. The Board shall have authority to increase the minimum ownership requirements and to place other membership restrictions on the holders of Class B Units.

(b)                                 Voting.  Beginning with the 2007 Annual Meeting, Members shall elect Governors to the Board as provided in Section 5.3(a)(iii) of this Agreement.  In addition, Members shall be entitled to vote on any other matters coming to a vote of the Members as specifically provided by this Agreement or as required by the Act.  Each Member may cast one vote for each Unit held.  The Members shall not be entitled to cumulate their voting power for the election of Governors.  On those matters specifically identified in Sections 2.2, 5.1(c) and 9.1 of this Agreement as requiring the approval or consent of a Majority in Interest of the Members, the Members shall take action by the affirmative vote of a Majority in Interest of the Members.  On all other matters to be voted upon by the Members, including the election (or removal) of Governors by the Members, Members shall take action by the affirmative vote of the Members holding a majority of the voting power of the Members present, either in person, by proxy or by written ballot, at a duly held meeting of the Members at which a quorum is present for the transaction of business; provided, however, that in determining the voting power present for the purpose of the election (or removal) of Governors, Units held by Members who are entitled to appoint one or more Governors pursuant to Section 5.3(a)(iv) and such Members’ Affiliates shall not be considered, and Members who are entitled to appoint one or more Governors pursuant to Section 5.3(a)(iv) and such Member’s Affiliates shall not be entitled to vote for the election (or removal) of Governors by the Members, as their right to representation exists in their right of appointment..

6.3                               Member Meetings.

(a)                                  Place and Manner of Meeting.  All meetings of Members shall be held at such time and place, within or without the State of Minnesota, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.  Presence in person, or by proxy or written ballot, shall constitute participation in a meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully convened.

(b)                                 Conduct of Meetings.  All meetings of the Members shall be presided over by the President.  All meetings of the Members shall be conducted in general accordance with the most recent edition of Roberts’ Rules of Order, or such other rules and procedures as may be determined by the Board in its discretion.

(c)                                  Annual Meeting.  The annual meeting of the Members for the transaction of all business which may properly come before the meeting, including the election of Governors to the Board as provided in Section 5.3(a)(iii) of this Agreement, shall be held on a date determined by the Board.  Failure to hold the annual meeting at the designated time shall not be grounds for dissolution of the Company.

(d)                                 Special Meetings.  Special meetings of the Members may be called at any time by the President, the Board or by the Secretary upon the request of Members holding ten percent (10%) or more of the Units then held by all Members.  Such request shall state the purpose or purposes of such meeting and the matters proposed to be acted on at the special meeting.

(e)                                  Notice.  Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 15 nor more than 60 days before the date of the meeting either personally or by mail, by or at the direction of the President, the Secretary or the Board calling the meeting, to each Member entitled to vote at the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the Member at the Member’s address as it appears on the records of the Company, with postage thereon prepaid.  If the purpose of the meeting is to consider removal of a Governor or any item requiring Member consent or approval pursuant to Section 2.2, 5.1(c) or 9.1 hereof, then the notice shall state such purpose, identify such Governor (if applicable), and a summary of the transaction to be considered or a verbatim statement of the amendment to be considered must accompany the notice.

(f)                                    Quorum.  At any annual or special meeting of the Members, a Majority in Interest of Members, represented in person or by proxy, shall constitute a quorum necessary for the transaction of business.  The Members present at a duly organized meeting at which a quorum is present may transact business until adjournment, notwithstanding the departure or withdrawal of Members leaving less than a quorum.  The registration shall be verified by the Secretary and shall be reported in the minutes of the meeting.

(g)                                 Record Date.  For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof or in order to make a determination of Members for any other proper purpose, the Board may provide that the record books shall be closed for a stated period not exceeding 15 days. If the record books shall be closed for the purpose of determining Members entitled to notice of or to vote at a meeting of Members, such books shall be closed for a period not exceeding 15 days immediately preceding such meeting. In lieu of closing the record books, the Board may fix in advance a date as the record date for any such determination of Members, such date in any case to be not more than 60 days and in the case of a meeting of Members, not less than 15 days prior to the date of which the particular action requiring such determination of Members is to be taken. If the record books are not closed and no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members, the date on which notice of the meeting is mailed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section 6.3(g), such determination shall apply to any adjournment thereof, except where the determination has been made through the closing of record books and the stated period of closing has expired.

(h)                                 Proxies.  At all meetings of Members, a Member may vote by proxy executed in writing by the Member or by his duly authorized attorney-in-fact.  Such proxy shall be filed with the Secretary of the Company before or at the time of the meeting. A proxy shall be considered filed with the Company when received by the Company at its executive offices, unless later revoked. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Member executing it.

6.4                               Termination of Membership.

A Member may not be expelled, provided that the failure of a Member to comply with the membership requirements established in, or pursuant to authority granted by, this Agreement  shall result in the termination of membership of such Person.  The membership of a Member in the Company shall terminate upon the occurrence of events described in this Agreement or as otherwise provided for in the Act, including resignation and withdrawal.  In the event a Person ceases to be a Member without having transferred all of the Units owned by such Person, such Person shall lose all voting rights and shall be considered merely an assignee of the financial rights associated with the Units held by such Person, having only the rights of an unadmitted assignee.  Such Person shall remain subject to the applicable provisions of this Agreement with respect to such financial rights.  Such Person shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company, shall not be entitled to vote on any matters reserved to the Members, and shall not have any of the other rights of a Member under this

Agreement or of a member under the Act.  Further, such Person shall not have the right to Transfer such Person’s Units except by means of a Permitted Transfer in accordance with the provisions of Section 10 herein.

6.5                               Continuation of the Company.

The Company shall not be dissolved upon the occurrence of any event which is deemed to terminate the continued membership of a Member.  The Company’s affairs shall not be required to be wound up.  The Company shall continue without dissolution.

6.6                               No Obligation to Purchase Member’s Interest.

No Member whose membership in the Company terminates, nor any transferee of such Member, shall have any right to demand or receive a return of such terminated Member’s Capital Contributions or to require the purchase or redemption of the Units owned by such terminated Member.  The other Members and the Company shall not have any obligation to purchase or redeem the Units or Capital Contributions of any such terminated Member or transferee of any such terminated Member.  No Member whose membership has terminated shall be entitled to receive a distribution in complete redemption of the fair value of the Units or Capital Contributions of such Person (except as provided in Section 12 hereof following a Dissolution Event), notwithstanding any provisions of the Act or any other provision of law.  As a material part of the consideration for continuing or becoming a Member of the Company, each Member hereby waives any right, and expressly agrees that it intends for this provision to negate any entitlement to receive a distribution in complete redemption of the fair value of Units or Capital Contributions of such Member upon an event that terminates the membership of such Member which, in the absence of the provisions in this Agreement, it may otherwise be afforded by the Act.

6.7                               Waiver of Dissenters’ Rights.  Except for those transactions or events for which waiver of dissenters rights is expressly prohibited by the Act, each Member hereby waives and agrees not to assert any dissenters’ rights under the Act.

SECTION 7

UNIT CERTIFICATES

7.1                               Certificates For Units.

Certificates representing Units of the Company shall be in such form as determined by the Board. The President or the Vice President and by the Secretary or assistant Secretary of the Company shall sign the certificates. All certificates shall be consecutively numbered or otherwise identified. The name and address of the person to whom the certificate has been issued shall be entered on the books of the Company. All certificates surrendered to the Company for transfer shall be canceled and no new certificates shall be issued until the former certificate is surrendered and canceled by the Company.

7.2                               Transfer of Certificates.

Transfer of certificates of the Company shall be made pursuant to this Agreement and only by the holder of record thereof or by the holder’s legal representative, who shall furnish proper evidence of authority to transfer, or by the holder’s attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary of the Company, and upon surrender of the certificate to the Company for cancellation. The Person in whose name the certificate appears on the books of the Company is deemed to be the owner thereof for all purposes.

7.3                               Loss or Destruction of Certificates.

In case of loss or destruction of any certificate, another certificate may be issued in its place upon proof of such loss or destruction, and upon the holder of the certificate giving a satisfactory bond of indemnity to the Company and to the transfer agent and registrar, if any, of such certificate, in such amount as the Board may provide.

7.4                               Certificate Regulations.

The Board have the power and authority to make such further rules and regulations, not inconsistent with this Agreement and the statutes of the State of Minnesota, as they may deem expedient concerning the issue, transfer, conversion and registration of certificates of the Company, including the appointment or designation of one or more transfer agents and one or more registrars. The Company may act as its own transfer agent and registrar.

7.5                               Legends.

The Board may place one or more legends on the certificates representing the Units to indicate restrictions on transfer, registration requirements, or other restrictions or obligations contained herein.

SECTION 8

ACCOUNTING, BOOKS AND RECORDS

8.1                               Accounting, Books and Records.

(a)                                  The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with GAAP, consistently applied; provided, that the financial provisions in this Agreement relating to Capital Contributions, Profits and Losses, distributions and Capital Accounts shall be construed and determined in accordance with this Agreement without regard to whether such provisions are inconsistent with GAAP.  The books and records shall reflect all the Company’s transactions and shall be appropriate and adequate for the Company’s business.  The Company shall maintain at its principal office all of the following:

(i)                                     A current list of the full name and last known business or residence address of each Unit Holder set forth in alphabetical order, together with the Capital Contributions, Capital Account and Units of each Unit Holder;

(ii)                                  The full name and business address of each Governor;

(iii)                               A copy of the Articles and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed;

(iv)                              Copies of the Company’s federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

(v)                                 A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

(vi)                              Copies of the financial statements of the Company, if any, for the six most recent Fiscal Years; and

(vii)                           The Company’s books and records as they relate to the internal affairs of the Company for at least the current and past four Fiscal Years.

(b)                                 The Company shall use the accrual method of accounting in preparing its financial reports and for tax purposes and shall keep its books and records accordingly. The Board may, without any further consent of the Unit Holders (except as specifically required by the Code), apply for IRS consent to, and otherwise effect a change in, the Company’s Fiscal Year.

8.2                               Reports.

(a)                                  In General. The Treasurer of the Company shall be responsible for causing the preparation of financial reports of the Company and the coordination of financial matters of the Company with the Company’s accountants.

(b)                                 Periodic and Other Reports. The Company shall maintain and provide to each Member upon request, the financial statements listed in clauses (i) and (ii) below, prepared, in each case (other than with respect to Unit Holder’s Capital Accounts, which shall be prepared in accordance with this Agreement) in accordance with GAAP consistently applied, and such other reports as any Member may reasonably request from time to time; provided that, if the Board so determines within thirty (30) days thereof, such other reports shall be provided at such requesting Member’s sole cost and expense.

(i)                                     As soon as practicable following the end of each Fiscal Year (and in any event not later than ninety (90) days after the end of such Fiscal Year and at such time as distributions are made to the Unit Holders pursuant to Section 12 hereof following the occurrence of a Dissolution Event, a balance sheet of the Company as of the end of such Fiscal Year and the related statements of operations, Unit Holders’ Capital Accounts and changes therein, and cash flows for such Fiscal Year, together with appropriate notes to such financial statements and supporting schedules, all of which shall be audited and certified by the Company’s accountants, and in each case, to the extent the Company was in existence, setting forth in comparative form the corresponding figures for the immediately preceding Fiscal Year end (in the case of the balance sheet) and the two (2) immediately preceding Fiscal Years (in the case of the statements).

(ii)                                  As soon as practicable following the end of the first three Fiscal Quarters of each Fiscal Year (and in any event not later than forty-five (45) days after the end of such Fiscal Quarter), an unaudited balance sheet of the Company as of the end of such Fiscal Quarter and the related unaudited statements of operations and cash flows for such Fiscal Quarter and for the Fiscal Year to date, in each case, to the extent the Company was in existence, setting forth in comparative form the corresponding figures for the prior Fiscal Year’s Fiscal Quarter and the Fiscal Quarter just completed.

8.3                               Tax Matters.

(a)                                  Tax Elections. The Board shall, without any further consent of the Members being required (except as specifically required herein), make any and all elections for federal, state, local, and foreign tax purposes including, without limitation, any election, if permitted by applicable law: (i) to make the election provided for in Code Section 6231(a)(1)(B)(ii) or take any other action necessary to cause the provisions of Code Sections 6221 through 6231 to apply to the Company [refers to election by certain “small partnerships” that are not covered by the TEFRA audit rules to have such rules apply to them] (ii) to adjust the basis of Property pursuant to Code Sections 754, 734(b) and 743(b), or comparable provisions of state, local or foreign law, in connection with Transfers of Units and Company distributions; (iii) with the consent of all of the Members, to extend the statute of limitations for assessment of tax deficiencies against the Unit Holders with respect to adjustments to the Company’s federal, state, local or foreign tax returns; and (iv) to the extent provided in Code Sections 6221 through 6231 and similar provisions of federal, state, local, or foreign law, to represent the Company and the Unit Holders before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company or the Unit Holders in their capacities as Unit Holders, and to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Unit Holders with respect to such tax matters or otherwise affect the rights of the Company and the Unit Holders. The Board shall designate a qualifying Member to act as the tax matters partner within the meaning of and pursuant to Regulations Sections 301.6231(a)(7)-1 and —2 or any similar provision under state or local law.

(b)                                 Tax Information. Necessary tax information shall be delivered to each Unit Holder as soon as practicable after the end of each Fiscal Year of the Company but not later than five (5) months after the end of each Fiscal Year.

8.4                               Delivery to Members and Inspection.

(a)                                  Upon the written request of any Member for purposes reasonably related to the interest of that Person as a Member, the Board shall cause the Company to deliver to the requesting Member, at the expense of the Company, a copy of the Company’s most recent annual financial statement and its most recent federal, state, and local income tax returns and reports.

(b)                                 Each Member (or, in the case of Section 8.4(b)(i) below, his, her or its designated representative) has the right, upon reasonable written request for purposes reasonably related to the interest of the Person as a Member and for proper purposes, to:

(i)                                     Inspect and copy during ordinary business hours, at the Member’s expense, any of the Company records described in Sections 8.1(a)(i) through (vi) and, with respect to the Company records described in Section 8.1(a)(i), if such records are not available the Member shall be entitled to bring an action against the Company to obtain such records and recover its reasonable attorneys fees incurred in bringing such an action;

(ii)                                  Obtain from the Company true and full information regarding the current state of the Company’s financial condition, subject to normal changes or adjustments arising after, or following the end of, the period covered by such information; and

(iii)                               Obtain other information regarding the Company’s affairs or inspect during ordinary business hours other books and records of the Company as is just and reasonable.

(c)                                  The rights granted to a Member pursuant to this Section 8.4 are expressly subject to compliance by such Member with the safety, security and confidentiality procedures and guidelines of the Company, as such procedures and guidelines may be established from time to time by the Board, and to the provisions of Section 1.11 hereof.  Unadmitted assignees of Units shall not have the right to information regarding the Company afforded Members hereunder or by the Act.

SECTION 9

AMENDMENTS

9.1                               Amendments.

(a)                                  Amendments to this Agreement may be proposed by the Board or by the request of Members holding ten percent (10%) or more of the Units then held by all Members.  The Board shall submit to the Members a verbatim statement of any proposed amendment, providing that counsel for the Company shall have approved of the same in writing as to form, and the Board shall include in any such submission a recommendation as to the proposed amendment. The Board shall seek the written vote of the Members on the proposed amendment or shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. A proposed amendment shall be adopted and be effective as an amendment hereto only if approved by a Majority in Interest of the Members.

(b)                                 Notwithstanding Section 9.1(a) hereof:

(i)                                     Except as provided in Section 2.2 for authorizations and designations of additional classes or series of Units and changes in numbers of authorized Units of any class or series (including Class A Units), this Agreement shall not be amended without the approval or consent of each Unit Holder adversely affected if such amendment would modify the limited liability of a Unit Holder, or the voting rights or interest of a Unit Holder in Profits, Losses, other items, or any distributions;

(ii)                                  A provision of this Agreement that requires the approval or consent of a specified percentage in interest of the Members or any class(es) or series thereof may not be amended without the affirmative vote of Members holding at least the specified percentage of the Units then held by all Members, or of the Units of the specified class(es) or series of Units then held by all Members; and

(iii)                               This Section 9 shall not be amended without the approval or consent of all Members.

SECTION 10

TRANSFERS

10.1                        Restrictions on Transfers.

No Transfer of Units shall be valid except as specifically permitted by this Section 10 of this Agreement.  It is the intent of this Agreement that (i) the tax status of the Company be the same as for a partnership, (ii) this Company preserve its partnership tax status by complying with Regulations Section 1.7704-1, et seq., and any amendments thereto, and (iii) to the extent possible, this Agreement shall be read and interpreted to prohibit the free transferability of Units.

10.2                        Permitted Transfers.

(a)                                  No Transfer of Units shall be binding on this Company without the approval of the Board nor until such Transfer shall have been entered in the books and records of this Company. The Board may adopt a Unit Transfer Policy to further implement the provisions of this Section 10.  The Board shall not approve, and the Company shall not recognize for any purpose, any purported Transfer of Units unless and until the provisions, conditions and restrictions set forth in this Section 10 (including Section 10.3 hereof) and of any Unit Transfer Policy adopted by the Board have been satisfied.  Any Transfer approved by the Board and satisfying the provisions, conditions and restrictions set forth in this Section 10 (including Sections 10.2 and 10.3 hereof) shall be referred to in this Agreement as a “Permitted Transfer”.  Notwithstanding the foregoing, a Member may pledge or otherwise encumber all or any portion of its Units as security for the payment of debt, provided that any subsequent foreclosure or transfer to the secured party in lieu of foreclosure shall be considered a Transfer for all purposes of this Agreement.

(b)                                 Following a Permitted Transfer, the Units held by the transferee shall remain subject to the Transfer restrictions set forth in this Section 10.

10.3                        Conditions to Permitted Transfers.

A Transfer shall not be treated as a Permitted Transfer under Section 10.2 hereof unless and until the following conditions are satisfied:

(a)                                  Except in the case of a Transfer involuntarily by operation of law, the transferor and transferee shall execute and deliver to the Company (i) such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect such Transfer. In the case of a Transfer of Units involuntarily by operation of law, the Transfer shall be confirmed by presentation to the Company of legal evidence of such Transfer, in form and substance satisfactory to counsel to the Company. In all cases, the Company shall be reimbursed by the transferor and/or transferee for all costs and expenses that it reasonably incurs in connection with such Transfer.

(b)                                 The transferor and transferee shall furnish the Company with the transferee’s taxpayer identification number, sufficient information to determine the transferee’s initial tax basis in the Units transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any transferred Units until it has received such information.

(c)                                  Except in the case of a Transfer of Units involuntarily by operation of law, either (a) such Units shall be registered under the Securities Act, and any applicable state securities laws, or (b) such Transfer shall be exempt from all applicable registration requirements and will not violate any applicable laws regulating the Transfer of securities, in the opinion of counsel to the Company.

(d)                                 Except in the case of a Transfer of Units involuntarily by operation of law, such Transfer will not cause the Company to be deemed to be an “investment company” under the Investment Company Act of 1940, in the opinion of counsel to the Company.

(e)                                  Except in the case of a Transfer of Units involuntarily by operation of law, such Transfer will not cause the Company to be deemed to be a “publicly-traded limited partnership” under applicable provisions of the Code, in the opinion of counsel to the Company.

(f)                                    Unless otherwise approved by the Board, no Transfer of Units shall be made except upon terms which would not, in the opinion of counsel chosen by and mutually acceptable to the Board and the transferor Member, result in the termination of the Company within the meaning of Section 708 of the Code or cause the application of the rules of Sections 168(g)(1)(B) and 168(h) of the Code or similar rules to apply to the Company. In determining whether a particular proposed Transfer will result in a termination of the Company, counsel to the Company shall take into account the existence of prior written commitments to Transfer made pursuant to this Agreement and such commitments shall always be given precedence over subsequent proposed Transfers.

(g)                                 No notice or request initiating the procedures contemplated by Section 10.3 may be given by any Member after a Dissolution Event has occurred.  No Member may Transfer all or any portion of its Units after a Dissolution Event has occurred.

The Board shall have the authority to waive any legal opinion or other condition required in this Section10.3.

10.4                        Prohibited Transfers.

(a)                                  Any purported Transfer of Units that is not a Permitted Transfer shall be null and void and of no force or effect whatever; provided that, if the Company is required to recognize a Transfer that is not a Permitted Transfer (or if the Board, in its sole discretion, elects to recognize a Transfer that is not a Permitted Transfer), the Units Transferred shall be strictly limited to the transferor’s rights to allocations and distributions as provided by this Agreement with respect to the transferred Units, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee of such Units may have to the Company.

(b)                                 In the case of a Transfer or attempted Transfer of Units that is not a Permitted Transfer, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Company and the other Members from all cost, liability, and damage that any of such indemnified Members may incur (including, without limitation, incremental tax liabilities, lawyers’ fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

10.5                        Rights of Unadmitted Assignees.

Unless admitted as a Member pursuant to Section 10.6 hereof, a Person who acquires Units and is not already a Member shall only be entitled to allocations and distributions with respect to such Units in accordance with this Agreement, and shall not have any right to any information or accounting of the affairs of the Company, and shall not be entitled to inspect the books or records of the Company, and shall not have any of the rights of a Member under the Act or this Agreement.  In addition, the Units held by such Person shall continue to be subject to the restrictions on Transfer provided for in this Section 10.

10.6                        Admission of Transferees as Members.

A transferee of Units (whether as a result of a Permitted Transfer or otherwise) may be admitted as a Member only upon satisfaction of each of the following conditions:

(a)                                  The transferee acquired its Units by means of a Permitted Transfer;

(b)                                 The transferee meets all requirements of membership established in or pursuant to this Agreement (including Section 6.2(a) hereof), and such admission is approved by the Board which approval may be given or withheld in the sole and absolute discretion of the Board;

(c)                                  The transferee of Units (other than, with respect to clauses (i) below, a transferee that was a Member prior to the Transfer) shall, by submitting an executed counterpart signature page agreeing to be bound by this Agreement and such other written instruments in form and substance reasonably satisfactory to the Board (and, in the case of clause (ii) below, the transferor Member), (i) accept and adopt the terms and provisions of this Agreement, including this Section 10, and (ii) assume the obligations of the transferor Member under this Agreement with respect to the transferred Units;

(d)                                 The transferee pays or reimburses the Company for all reasonable legal, filing, and publication costs that the Company incurs in connection with the admission of the transferee as a Member; and

(e)                                  Except in the case of a Transfer involuntarily by operation of law, the transferee (other than a transferee that was a Member prior to the Transfer) shall deliver to the Company evidence of the authority of such Person to become a Member and to be bound by all of the terms and conditions of this Agreement, and the transferee and transferor shall each execute and deliver such other instruments as the Members reasonably deems necessary or appropriate to effect, and as a condition to, such Transfer, including amendments to the Articles or any other instrument filed with the State of Minnesota or any other state or governmental authority.

10.7                        Representations Regarding Transfers; Legend.

(a)                                  Each Member hereby covenants and agrees with the Company for the benefit of the Company and all Members, that (i) it is not currently making a market in Units and will not in the future make a market in Units, (ii) it will not Transfer its Units on an established securities market, a secondary market (or the substantial equivalent thereof) within the meaning of Code Section 7704(b) (and any Regulations, proposed Regulations, revenue rulings, or other official pronouncements of the Internal Revenue Service or Treasury Department that may be promulgated or published thereunder), and (iii) in the event such Regulations, revenue rulings, or other pronouncements treat any or all arrangements which facilitate the selling of Company interests and which are commonly referred to as “matching services” as being a secondary market or substantial equivalent thereof, it will not Transfer any Units through a matching service that is not approved in advance by the Company. Each Member further agrees that it will not Transfer any Units to any Person unless such Person agrees to be bound by this Section 10.7(a) and to Transfer such Units only to Persons who agree to be similarly bound.

(b)                                 Each Member hereby represents and warrants to the Company and the Members that such Member’s acquisition of Units hereunder is made as principal for such Member’s own account and not for resale or distribution of such Units. Each Member further hereby agrees that the following legend may be placed upon any counterpart of this Agreement, the certificate, or any other document or instrument evidencing ownership of Units:

A Public Company Legend approved by the Board; and

The Units represented by this document are subject to further restriction as to their sale, transfer, hypothecation, or assignment as set forth in the Member Control Agreement and agreed to by each Member. Said restriction provides, among other things, that no vendee, transferee, assignee, or endorsee of a Member shall have the right to become a Member without the consent of the Company’s Board of Governors which consent may be given or withheld in the sole and absolute discretion of the Board of Governors.

10.8                        Distributions and Allocations in Respect of Transferred Units.

If any Units are Transferred during any Fiscal Year in compliance with the provisions of this Section 10, Profits, Losses, each item thereof, and all other items attributable to the Transferred Units for such Fiscal Year shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during the Fiscal Year in accordance with Code Section 706(d), using any conventions permitted by law and adopted from time to time by the Board. All distributions on or before the date of such Transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making such distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer, provided that, if the Company is given notice of a Transfer at least ten (10) Business Days prior to the Transfer, the Company shall recognize such Transfer as of the date of such Transfer, and provided further that if the Company does not receive a notice stating the date such Units were transferred and such other information as the Board may reasonably require within thirty (30) days after the end of the Fiscal Year during which the Transfer occurs, then all distributions may be made to the Person who, according to the books and records of the Company, was the Member of the Units on the last day of such Fiscal Year. Neither the Company nor any Unit Holder shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 10.8, whether or not the Unitholders or the Company has knowledge of any Transfer of any Units.  The Members acknowledge that the method and convention designated by the Board constitutes an agreement among the partners within the meaning of Regulations Section 1.706-1.

SECTION 11

[INTENTIONALLY OMITTED]

SECTION 12

DISSOLUTION AND WINDING UP

12.1                        Dissolution Events.

(a)                                  Dissolution. The Company shall dissolve and shall commence winding up and liquidating upon the first to occur of any of the following (each a “Dissolution Event”):

(i)                                     The affirmative vote of a Majority in Interest of the Members to dissolve, wind up, and liquidate the Company; or

(ii)                                  The entry of a decree of judicial dissolution pursuant to the Act.

(b)                                 The Members hereby agree that, notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of a Dissolution Event.

12.2                        Winding Up.

Upon the occurrence of a Dissolution Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members, and no Unit Holder shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company’s business and affairs, provided that all covenants contained in this Agreement and obligations provided for in this Agreement shall continue to be fully binding upon the Unit Holders until such time as the Property has been distributed pursuant to this Section 12.2 and the Company has been terminated pursuant to the Act. The Liquidator shall be responsible for overseeing the prompt and orderly winding up and dissolution of the Company. The Liquidator shall take full account of the Company’s liabilities and Property and shall cause the Property or the proceeds from the sale thereof (as determined pursuant to Section 12.10 hereof), to the extent sufficient therefor, to be applied and distributed, to the maximum extent permitted by law, in the following order:

(a)                                  First, to creditors (including Governors and Members who are creditors, to the extent otherwise permitted by law) in satisfaction of all of the Company’s Debts and other liabilities (whether by payment or the making of reasonable provision for payment thereof), other than liabilities for which reasonable provision for payment has been made; and

(b)                                 Second, the balance, if any, to the Unit Holders in accordance with the positive balance in their Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods.

12.3                        Compliance With Certain Requirements of Regulations; Deficit Capital Accounts.

In the event the Company is “liquidated” within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), (a) distributions shall be made pursuant to this Section 12 to the Unit Holders who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2). If any Unit Holder has a deficit balance in his Capital Account (after giving effect to all contributions, distributions and allocations for all Fiscal Years, including the Fiscal Year during which such liquidation occurs), such Unit Holder shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever. In the discretion of the Liquidator, a pro rata portion of the distributions that would otherwise be made to the Unit Holders pursuant to this Section 12 may be:

(a)                                  Distributed to a trust established for the benefit of the Unit Holders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Unit Holders from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Unit Holders pursuant to Section 12.2 hereof; or

(b)                                 Withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided that such withheld amounts shall be distributed to the Unit Holders as soon as practicable.

12.4                        Deemed Distribution and Recontribution.

Notwithstanding any other provision of this Section 12, in the event the Company is liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g) but no Dissolution Event has occurred, the Property shall not be liquidated, the Company’s Debts and other liabilities shall not be paid or discharged, and the Company’s affairs shall not be wound up. Instead, solely for federal income tax purposes, the Company shall be deemed to have contributed all of its Property and liabilities to a new limited liability company in exchange for an interest in such new company, and immediately thereafter, the Company will be deemed to liquidate by distributing such interest in the new company to the Unit Holders.

12.5                        Rights of Unit Holders.

Except as otherwise provided in this Agreement, each Unit Holder shall look solely to the Property of the Company for the return of its Capital Contribution and has no right or power to demand or receive Property other than cash from the Company. If the assets of the Company remaining after payment or discharge of the debts or liabilities of the Company are insufficient to return such Capital Contribution, the Unit Holders shall have no recourse against the Company or any other Unit Holder or Unit Holders.

12.6                        Notice of Dissolution/Termination.

(a)                                  Upon the occurrence of a Dissolution Event, the Board shall, within thirty (30) days thereafter, provide written notice thereof to each of the Unit Holders, and the Board may notify its known claimants and/or publish notice as further provided in the Act.

(b)                                 Upon completion of the distribution of the Company’s Property as provided in this Section 12, the Company shall be terminated, and the Liquidator shall cause the filing of a Articles of Termination in accordance with the Act and shall take all such other actions as may be necessary to terminate the Company.

12.7                        Allocations During Period of Liquidation.

During the period commencing on the first day of the Fiscal Year during which a Dissolution Event occurs and ending on the date on which all of the assets of the Company have been distributed to the Unit Holders pursuant to Section 12.2 hereof (the “Liquidation Period”), the Unit Holders shall continue to share Profits, Losses, gain, loss and other items of Company income, gain, loss or deduction in the manner provided in Section 3 hereof.

12.8                        Character of Liquidating Distributions.

All payments made in liquidation of the interest of a Unit Holder in the Company shall be made in exchange for the interest of such Unit Holder in Property pursuant to Section 736(b)(1) of the Code, including the interest of such Unit Holder in Company goodwill.

12.9                        The Liquidator.

(a)                                  Definition. The “Liquidator” shall mean a Person appointed by the Board to oversee the liquidation of the Company.  The Liquidator may be the Board or a committee of three or more Governors appointed by the Board.

(b)                                 Fees. The Company is authorized to pay a reasonable fee to the Liquidator for its services performed pursuant to this Section 12 and to reimburse the Liquidator for its reasonable costs and expenses incurred in performing those services.

(c)                                  Indemnification. The Company shall indemnify, save harmless, and pay all judgments and claims against such Liquidator or any officers, directors, agents or employees of the Liquidator relating to any liability or damage incurred by reason of any act performed or omitted to be performed by the Liquidator, or any officers, directors, agents or employees of the Liquidator in connection with the liquidation of the Company, including reasonable attorneys’ fees incurred by the Liquidator, officer, director, agent or employee in connection with the defense of any action based on any such act or omission, which attorneys’ fees may be paid as incurred, except to the extent such liability or damage is caused by acts or omissions that are not in good faith or involve negligence, fraud, intentional misconduct or a knowing violation of law, or for a transaction from which the Liquidator, officer, director, agent or employee derived an improper personal benefit.

12.10                 Form of Liquidating Distributions.

For purposes of making distributions required by Section 12.2 hereof, the Liquidator may determine whether to distribute all or any portion of the Property in-kind or to sell all or any portion of the Property and distribute the proceeds therefrom.

SECTION 13

DISPUTE RESOLUTION

If a dispute arises out of or relates to this Agreement, or the performance or breach thereof, the parties agree first to try in good faith to settle the dispute by mediation under the Commercial Mediation Rules of the American Arbitration Association, before resorting to arbitration.  Thereafter, any remaining unresolved controversy or claim arising out of or relating to this Agreement, or the performance or breach thereof, shall be settled by binding arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association as modified by this Section 13; PROVIDED, that this Section 13 shall not require use of the American Arbitration Association (only that such Rules as modified by this Section 13 shall be followed); and PROVIDED FURTHER, that arbitration shall not be required for allegations involving breach of contract, violations of state or federal securities laws, breach of fiduciary duty or other misconduct by the Company.  The arbitration shall be conducted in the State of Minnesota.  Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in any court having competent jurisdiction.  The parties shall (i) agree upon and appoint as the arbitrator a retired former trial Judge in Minnesota; (ii) direct the arbitrator to follow substantive rules of law and the Federal Rules of Evidence; (iii) allow for the parties to conduct discovery pursuant to the rules then in effect under the Federal Rules of Civil Procedure for a period not to exceed 60 days; (iv) require the testimony to be transcribed; and (v) require the award to be accompanied by findings of fact and a statement of reasons for the decision.  The cost and expense of the arbitrator and location costs shall be borne equally by the parties to the dispute.  All other costs and expenses, including reasonable attorney’s fees and expert’s fees, of all parties incurred in any dispute which is determined and/or settled by arbitration pursuant to this Section 13 shall be borne by the party incurring such cost and expense. Except where clearly prevented by the area in dispute, both parties agree to continue performing their respective obligations under this Agreement while the dispute is being resolved.

SECTION 14

MISCELLANEOUS

14.1                        Notices.

Any notice, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be deemed to have been delivered, given, and received for all purposes (i) if delivered personally to the Person or to an officer of the Person to whom the same is directed, or (ii) when the same is actually received, if sent either by registered or certified mail, postage and charges prepaid, or by facsimile, if such facsimile is followed by a hard copy of the facsimile communication sent promptly thereafter by registered or certified mail, postage and charges prepaid, addressed as follows, or to such other address as such Person may from time to time specify by notice to the Company and the Unit Holders:

(a)                                  If to the Company, to the address determined pursuant to Section 1.4 hereof;

(b)                                 If to the Unit Holders, to the address set forth on record with the company;

14.2                        Binding Effect.

Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective successors, transferees, and assigns.

14.3                        Construction.

Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member.

14.4                        Time.

In computing any period of time pursuant to this Agreement, the day of the act, event or default from which the designated period of time begins to run shall not be included, but the time shall begin to run on the next succeeding day. The last day of the period so computed shall be included, unless it is a Saturday, Sunday or legal holiday, in which event the period shall run until the end of the next day which is not a Saturday, Sunday or legal holiday.

14.5                        Headings.

Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

14.6                        Severability.

Except as otherwise provided in the succeeding sentence, every provision of this Agreement is intended to be severable, and, if any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement. Notwithstanding the foregoing, if such illegality or invalidity would be to cause any Member to lose the material benefit of its economic bargain, then the Members agree to negotiate in good faith to amend this Agreement in order to restore such lost material benefit.

14.7                        Incorporation by Reference.

Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is not incorporated in this Agreement by reference unless this Agreement expressly otherwise provides.

14.8                        Variation of Terms.

All terms and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons may require.

14.9                        Governing Law.

The laws of the State of Minnesota shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties arising hereunder.

14.10                 Waiver of Jury Trial.

Each of the Members irrevocably waives to the extent permitted by law, all rights to trial by jury and all rights to immunity by sovereignty or otherwise in any action, proceeding or counterclaim arising out of or relating to this Agreement.

14.11                 Counterpart Execution.

This Agreement may be executed in any number of counterparts with the same effect as if all of the Members had signed the same document. All counterparts shall be construed together and shall constitute one agreement.

14.12                 Specific Performance.

Each Member agrees with the other Members that the other Members would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, it is agreed that, in addition to any other remedy to which the nonbreaching Members may be entitled, at law or in equity, the nonbreaching Members shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction thereof.

* * * * * * * * * * * * * * * * * * * * * * * * * *

IN WITNESS WHEREOF, the parties have adopted and entered into this Member Control Agreement as of the Effective Date.

ADDITIONAL MEMBER SIGNATURE PAGE

IN WITNESS WHEREOF, pursuant to Sections 6.1 and/or 10.6 of the Member Control Agreement of Heron Lake BioEnergy, LLC, of which this signature page is a part, in consideration of and as a condition to the undersigned’s being admitted as a Member and acquiring units in Heron Lake BioEnergy, LLC, the undersigned hereby executes and enters into this Member Control Agreement as an additional Member as of the Effective Date (as defined in this Member Control Agreement) or, if later, the effective date of the undersigned’s acquisition of Units and admission as a Member pursuant to this Member Control Agreement.  By execution of this signature page and on such date, the undersigned becomes a party to this Member Control Agreement, and agrees to be bound in all respects by the terms and conditions of this Member Control Agreement on and after such date.

Date Signed:

Individuals:

(signature)	(signature of joint investor)

(print name)	(print name of joint investor)

Entities:

(print name of entity)

(signature)

(print name of authorized signatory)

(print title of authorized signatory)

EXHIBIT C

PERSONAL GUARANTY

In consideration of and in order to induce AGSTAR FINANCIAL SERVICES, PCA, a United States instrumentality, with its main banking house located in Mankato, Minnesota (the “Lender”), to extend financial accommodations to HERON LAKE BIOENERGY, LLC, a Minnesota limited liability company (the “Borrower”), pursuant to that certain Fourth Amended and Restated Master Loan Agreement of even date herewith (the “Master Loan Agreement”), the Fourth Amended and Restated Second Supplement to the Master Loan Agreement dated May 18, 2007, the Third Supplement to the Master Loan Agreement of even date herewith, and the Fourth Supplement to the Master Loan Agreement of even date herewith, by and between the Lender and the Borrower (collectively with the Master Loan Agreement, the “Credit Agreement”), the undersigned (the “Guarantor”), hereby:

1. Unconditionally and absolutely guarantees to the Lender:

a.                                       the full and prompt payment, when due, whether at the maturity date specified therein or theretofore upon acceleration of maturity pursuant to the provisions thereof, of principal and accrued interest, and prepayment premium, if any, on that certain Term Note of even date herewith, executed and delivered by the Borrower to the Lender, in the original principal amount of $59,583,000.00 (the “Note”); and

b.                                      the payment and performance by the Borrower of all of its respective obligations under and pursuant to the Note, the Credit Agreement, and any and all documents related thereto (the Note, the Credit Agreement, and such other liability, indebtedness and obligations are herein collectively referred to as the “Obligations”) together with the full and prompt payment of any and all costs and expenses of and incidental to the collection of the Obligations for the enforcement of this Guaranty, including, without limitation, attorneys’ fees.

Notwithstanding any other provision of this Guaranty, Guarantor will be liable for not more than $3,740,000.00 of the unpaid principal balance of the Note, together with interest, late charges, collection costs, attorneys’ fees and the like as provided for in the Credit Agreement and the Note.

2.             Agrees that the Lender may demand payment from the Guarantor of any installment (or portion thereof) of principal or interest on the Note, when due, and the Guarantor shall immediately pay the same to the Lender, and the Lender may demand payment or performance of any or all of the other Obligations, when such payment or performance is due or required and the Guarantor shall immediately pay or perform the same, whether or not the Lender has (1) accelerated payment of the Obligations; or (2) commenced repossession of, or foreclosure of any security interest, mortgage or other lien in, any or all of the collateral securing the Obligations; or (3) otherwise exercised its rights and remedies hereunder or under the Obligations, the documents related thereto or applicable law.

3.             Waives (a) presentment, demand, notice of nonpayment, protest, and notice of protest and dishonor on the Obligations; (b) notice of acceptance of this Guaranty by the Lender; and (c) notice of the creation or incurrence of the Obligations by the Borrower.

4.             Agrees that the Lender may, from time to time, without notice to the Guarantor, which notice is hereby waived by the Guarantor, extend, modify, renew or compromise the Obligations, in whole or in part, without releasing, extinguishing or affecting in any manner whatsoever the liability of Guarantor hereunder, the foregoing acts being hereby consented to by the Guarantor.

5.             Agrees that the Lender shall not be required to first resort for payment to the Borrower or any other person, corporation or entity, or their properties or estate, or any other right or remedy whatsoever, prior to enforcing this Guaranty.

6.             Agrees that this Guaranty shall be construed as a continuing, absolute, and unconditional guaranty without regard to (a) the validity, regularity or enforceability or the Obligations or the disaffirmance thereof in any insolvency or bankruptcy proceeding relating to the Borrower; or (b) any event or any conduct or action of the Borrower or the Lender or any other party which might otherwise constitute a legal or equitable discharge of a surety or guarantor but for this provision.

7.             Agrees that this Guaranty shall remain in full force and effect and be binding upon the Guarantor until the earlier of (a) the date on which the Obligations are paid in full or (b) the date on which (i) an air quality emissions permit for the Borrower is issued to the Borrower and is not subject to challenge or appeal; (ii) the litigation pending as of the date of this Guaranty initiated by the Minnesota Center for Environmental Advocacy, the Izaak Walton League of America, and Minnesotans for an Energy-Efficient Economy challenging the issuance of the air quality emissions permit for the Borrower, is resolved by the entry of a final, nonappelable order or judgment by any court or agency with jurisdiction over such litigation in favor of the Borrower; and (iii) the Project has met all the performance criteria as stipulated in (a) that certain Standard Form of Agreement Between Owner and Design-Builder – Lump Sum dated September 28, 2005, by and between the Borrower and Fagen, Inc. and (b) that certain License Agreement dated September 28, 2005, by and between the Borrower and ICM, Inc..

8.             Agrees that the Lender is expressly authorized to forward or deliver any or all collateral and security which may, at any time, be placed with it by the Borrower, the Guarantor or any other person, directly to the Borrower for collection and remittance or for credit, or to collect the same in any other manner and to renew, extend, compromise, exchange, release, surrender or modify the installments of, any or all of such collateral and security with or without consideration and without notice to the Guarantor and without in any manner affecting the absolute liability of the Guarantor hereunder; and that the liability of the Guarantor hereunder shall not be affected or impaired by any failure, neglect or omission on the part of the Lender to realize upon the Obligations, or upon any collateral or security therefore, nor by the taking by the Lender of any other guaranty or guaranties to secure the Obligations or any other indebtedness of the Borrower to the Lender, nor by the taking by the Lender of collateral or security of any kind nor by any act or failure to act whatsoever which, but for this provision, might or could in law or in equity act to release or reduce the Guarantor’s liability hereunder.

9.             Agrees that notwithstanding any payment or payments made by the Guarantor hereunder or any setoff or application of funds of the Guarantor by the Lender, the Guarantor shall not be entitled to be subrogated to any of the rights of the Lender against the Borrower or any other guarantor or any collateral security or guaranty or right of offset held by the Lender for the payment of the Obligations, nor shall the Guarantor seek or be entitled to seek any contribution or reimbursement from the Borrower or any other guarantor in respect of payments made by the Guarantor hereunder, until all amounts owing to the Lender by the Borrower and on account of the Obligations are paid in full.  Notwithstanding any of the foregoing, to the extent (a) any right of subrogation which the Guarantor may have pursuant to this Guaranty or otherwise, or (b) any right of reimbursement or contribution or similar right against the Borrower, any property of the Borrower or any other guarantor of any of the Obligations would result in the Guarantor being “creditors” of or the holders of a “claim” against the Borrower within the meaning of Title 11 of the United States Bankruptcy Code as now in effect or hereafter amended, or any comparable provision of any successor statute, the Guarantor hereby irrevocably waives such right of subrogation, reimbursement or contribution.

10.           Agrees that the liability of the Guarantor hereunder shall not be affected or impaired by the existence or creation from time to time, with or without notice to the Guarantor, which notice is hereby waived, of indebtedness from the Borrower to the lender in addition to the indebtedness evidenced by the Note; the creation or existence of such additional indebtedness being hereby consented to by the Guarantor.

11.           Agrees that the possession of this instrument of guaranty by the Lender shall be conclusive evidence of due execution and delivery hereof by the Guarantor.

12.           Agrees that this Guaranty shall be binding upon the legal representative, successors and assigns of the Guarantor, and shall inure to the benefit of the Lender and its successors, assigns and legal representative; that notwithstanding the foregoing, the Guarantor shall have no right to assign or otherwise transfer their rights and obligations under this Guaranty to any third party without the prior written consent of the Lender; and that any such assignment or transfer shall not release or affect the liability of the Guarantor hereunder in any manner whatsoever.

13.           Agrees that the Guarantor may be joined in any action or proceeding commenced against the Borrower in connection with or based upon the Obligations and recovery may be had against the Guarantor in any such action or proceeding or in any independent action or proceeding against the Guarantor should the Borrower fail to duly and punctually pay any or the principal of or interest on the Obligations without any requirement that the Lender first assert, prosecute or exhaust any remedy or claim against the Borrower.

14.           Agrees that upon the occurrence at any time of an Event of Default (as defined in the Credit Agreement), the Lender shall have the right to set off any and all amounts due hereunder by the Guarantor to the Lender against any indebtedness or obligation of the Lender to the Guarantor.

15.           Agrees that the Guarantor shall be liable to the Lender for any deficiency remaining after foreclosure of any mortgage on real estate or any security interest in personal property granted by the Borrower, the Guarantor or any third party to the Lender to secure repayment of the Obligations and the subsequent sale by the Lender of the property subject thereto to a third party (whether at a foreclosure sale or at a sale thereafter by the Lender in the event the Lender purchases said property at the foreclosure sale) notwithstanding any provision of applicable law which may prevent the Lender from obtaining a deficiency judgment against, or otherwise collecting a deficiency from, the Borrower, including without limitation, Minnesota Statutes Section 580.23.

16.           Agrees that this Guaranty shall be deemed a contract made under and pursuant to the laws of the State of Minnesota and shall be governed by and construed under the laws of such state; and that, wherever possible, each provision of this Guaranty shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provisions of this Guaranty shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of the Guaranty.

17.           Agrees that no failure on the part of the Lender to exercise, and no delay in exercising, any right or remedy hereunder shall operate as or constitute a waiver thereof; nor shall any single or partial exercise of any right or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right or remedy granted hereby or by any related document or by law.

18.                                 Agrees to deliver to the Lender, as soon as possible, but in no event later than ninety (90) days after the end of the Guarantor’s fiscal year, a signed personal financial statement in a form acceptable to Lender and dated as of December 31 of the immediately preceding year, which financial statement presents the financial condition (including all guaranty and other contingent obligations) of the Guarantor, together with the Guarantor’s federal and state income tax returns and schedules.  In addition, Guarantor agrees with reasonable promptness, to provide to Lender such further information regarding the business, operations, affairs and financial and other condition of the Guarantor as the Lender may reasonably request.

19.                                 Waives any and all claims against the Lender and defenses to performance and payment hereunder relating in any way, directly or indirectly, to the performance of the Lender’s obligations or exercise of any of its rights under the Note and the documents related thereto.

20.                                 Warrants and represents to the Lender as follows:

a.                                       Enforceability.  This Guaranty constitutes the legal, valid and binding obligation of the Guarantor enforceable in accordance with its terms (subject, as to enforceability, to limitations resulting from bankruptcy, insolvency or other similar laws affecting creditors’ rights generally).

b.                                      Litigation.  There is no action, suit or proceeding pending or, to the knowledge of the Guarantor, threatened against or affecting the Guarantor which, if adversely determined, would have a material adverse effect on the condition (financial or otherwise), property or assets of the Guarantor, or which would question the validity of this Guaranty or any instrument, document or other agreement related hereto or required hereby, or impair the ability of the Guarantor to perform their obligations hereunder or thereunder.

c.                                       Default.  Guarantor is not in default of a material provision under any material agreement, instrument, decree or order to which they are parties or by which they or their property is bound or affected.

d.                                      Consents.  No consent, approval, order or authorization , registration, declaration or filing with, or notice to, any governmental authority or any third party is required in connection with the execution and delivery of this Guaranty or any of the agreements or instruments herein mentioned to which Guarantor is a party or the carrying out or performance of any of the transactions required or contemplated hereby or thereby or, if required, such consent, approval, order or authorization has been obtained or such registration, declaration or filing has been accomplished or such notice has been given prior to the date hereof.

e.                                       Taxes.  Guarantor has filed all tax returns required to be filed and have paid all taxes shown thereon to be due, including interest and penalties, which are not being contested in good faith and by appropriate proceedings and none of them has any information or knowledge of any objections to or claims for additional taxes in respect of federal income or excess profits tax returns for prior years.

21.                                 Agrees that (a) the Guarantor will indirectly benefit by and from the making of the loan by the Lender to the Borrower evidenced by the Note; (b) the Guarantor has received legal and adequate consideration for the execution of this Guaranty and has executed and delivered this Guaranty to the Lender in good faith in exchange for reasonably equivalent value; (c) the Guarantor is not presently insolvent and will not be rendered insolvent by virtue of the execution and delivery of this Guaranty; (d) the Guarantor has not executed or delivered this Guaranty with actual intent to hinder, delay or defraud the Guarantor’s creditors; and (e) the Lender has agreed to make such loan in reliance upon this Guaranty.

22.                                 Agrees that if, at any time, all or any part of any payment previously applied by the Lender to any of the Obligations must be returned by the Lender for any reason, whether by court order, administrative order or settlement, the Guarantor shall remain liable for the full amount returned as if said amount had never been received by the Lender, notwithstanding any term of this Guaranty or the cancellation or return of any note or other agreement evidencing the Obligations.

23.                                 Agrees that (a) the Guarantor irrevocably submits to the jurisdiction of any Minnesota state court or federal court over any action or proceeding arising out of or relating to the Note, the Credit Agreement, and any instrument, agreement or document related thereto; (b) all claims in respect of such action or proceeding may be heard and determined in such Minnesota state or federal court; (c) the Guarantor irrevocably waives, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding; (d) the Guarantor irrevocably consent to the service of copies of the Summons and Complaint and any other process which may be served in any such action or proceeding by the mailing by United States certified mail, return receipt requested, of copies of such process to the Guarantor’s last known addresses; (e)  judgment final by appeal, or expiration of time to appeal without an appeal being taken, in any such action or proceeding shall be conclusive and may be enforced in any other jurisdictions by suit on the judgment or in any other manner provided by law; and (f) nothing in this Paragraph shall affect the right of the Lender to serve legal process in any other manner permitted by law or affect the right of Lender to bring any action or proceeding against the Guarantor or their property in the courts of any other jurisdiction to the extent permitted by law.

Dated this 1st day of October, 2007.

/s/ Roland Fagen
Roland Fagen